



Cavalier Homes, Inc.™

ANNUAL REPORT TO STOCKHOLDERS



About the Company

Cavalier Homes, Inc. designs, manufactures, markets and finances a wide range of high quality homes with a focus on the low- to medium-priced manufactured housing market. Cavalier currently operates eight home manufacturing facilities. The Company markets its homes through a network of approximately 700 independent dealer locations over a 32-state region. At December 31, 2002, this dealer network included 220 dealer locations participating in Cavalier's Exclusive Dealer Program. Cavalier also has four Company-owned retail sales centers. Through CIS Financial Services, Inc., a wholly owned subsidiary, the Company primarily purchases and resells qualifying retail installment sales contracts for manufactured homes sold through its dealer network.

Cavalier Homes is headquartered in Addison, Alabama. The Company's shares trade on the New York Stock Exchange under the ticker symbol CAV.

Financial Highlights

(Dollars in thousands except per share amounts)

Operations for the Year	**2002**	2001	Change
Shipments:			
Single-section	**2,235**	4,013	(-44%)
Multi-section	**9,734**	8,656	12%
Total home shipments	**11,969**	12,669	(-6%)
Total floors	**21,703**	21,324	2%
Revenue:			
Home manufacturing net sales	**$ 374,273**	$ 348,235	7%
Financial services	**2,690**	3,088	(-13%)
Retail	**7,908**	6,968	13%
Other	**2,386**	5,580	(-57%)
Total revenue	**387,257**	363,871	6%
Loss before income taxes (benefit)	**(14,792)**	(14,618)	(-1%)
Income taxes (benefit)	**5,716**	(600)	–
Loss before cumulative effect of change in accounting principle	**(20,508)**	(14,018)	(-46%)
Cumulative effect of change in accounting principle, net of tax benefit of $1,306	**(14,162)**	–	–
Net loss	**$ (34,670)**	$ (14,018)	(-147%)
Net loss per share, basic and diluted:			
Loss before cumulative effect of change in accounting principle	**$ (1.16)**	$ (0.80)	(-45%)
Cumulative effect of change in accounting principle	**(0.80)**	–	–
Net loss	**$ (1.96)**	$ (0.80)	(-145%)
Weighted average shares outstanding, basic and diluted (000)	**17,665**	17,580	–

Financial Position at December 31	**2002**	2001	Change
Total assets	**$ 130,071**	$ 174,116	(-25%)
Total current assets	**72,620**	83,015	(-13%)
Working capital	**12,346**	18,183	(-32%)
Stockholders' equity	**45,536**	80,192	(-43%)
Equity per common share	**2.58**	4.54	(-43%)
Current ratio	**1.2 to 1**	1.3 to 1	

To Our Stockholders

As we face the challenges of today, we see the opportunity of tomorrow. As we acknowledge a landscape of disarray, we position ourselves for a platform of continuity. We do this by following a different path, developing another perspective, and transforming our direction to a new future for affordable housing.

During 2002, manufactured housing faced continued adversity related to the latest industry downturn – one now of historic proportions. Many in the industry see this as a sign of an extending shakeout and an explanation for a further contraction in shipments. At Cavalier, we experienced higher floor shipments last year, one of the few manufacturers of any significant size to post a year-over-year increase in shipments for 2002.

Many in the industry will look back on 2002 and focus on the build-up of competition, higher repossession activity, and the increasing scarcity of financing for dealers and tighter credit standards for consumers. We acknowledge those challenges, but we see beyond that, recognizing the strong fundamentals that drive this industry long term, such as rising costs in homebuilding, the aging of our population, "empty nests," and an increasing number of retirees no longer in need of outsized homes.

Many in the industry will view the events and circumstances of 2002 as proof of an industry in decline. We see a dynamic industry poised for tremendous growth, with strong demographics, a significant cost advantage over competing housing alternatives, and a compelling message for consumers of all types and interests.

Many in the industry sustained wider operating losses in 2002 as the market weakened further for them due to another significant contraction in wholesale and retail financing that occurred during the year. While we did not escape this completely unaffected, we did post positive cash flow for the first three quarters of 2002, and we substantially cut the size of our operating loss, before impairment and other one-time charges, compared with the prior year.

Clearly, we have a different view, with a focus more on the future than the past. Yes, the challenges our industry continued to face in 2002 were daunting, and the cyclical downturn in which we find ourselves clearly is more severe than the industry has seen in several decades. This four-year contraction has taken its toll on all market participants, driving out many financing sources, shrinking the number of dealer locations, and closing approximately 100 manufacturing plants. Likewise, it has cut annual industry shipments of homes 55% since 1998, to a 40-year low of 168,000 homes.

But the sense of confidence and optimism we have comes from knowing that, all through this downturn, we have taken – and continue to take – the actions needed to right-size our company and keep Cavalier positioned to benefit from the market share opportunities that we believe will exist after this industry shakeout is over. Importantly, we have not only worked to address the challenges, we've worked to lay the foundation for future growth when market conditions improve. We believe that ultimately the imagination and quality we build into our homes will win out over transitory issues of financing capacity, and that's where we've placed our focus. In other words, we think it's about the house! It's a different path, and it's working.

Financial Review

On the basis of a stronger first half, our revenue for 2002 increased 6% to $387,257,000 from $363,871,000 in 2001. Home manufacturing sales rose 7% to $374,273,000 for the year versus $348,235,000 last year. Shipments for the year increased 2% to 21,703 floors from 21,324 floors in 2001, again outpacing industry floor shipments that declined 11% during 2002, according to the Manufactured Housing Institute.

These figures demonstrate our ability to grow market share in spite of difficult market conditions, but a closer look at industry shipment data reveals more fully the significance of this accomplishment. Since the current downturn began, total industry floor shipments have declined 50%, but floor shipments in the 15 states that comprise 95% of our business fell 57% while the remaining 34 states declined only 38%. That means that our markets have borne the brunt of this cyclical contraction. And yet, during this same time period, our floor shipments declined only 40% overall, or about the same as the strongest states during this downturn. We think this performance, in the context of the worst market we have seen in generations, speaks both to the wisdom and impact of our strategies to meet this challenge head on.

Yet, while our top line provided cheer to shareholders, our bottom line could not escape the effects of the downturn. Our net loss for 2002 totaled $34,670,000 or $1.96 per diluted share versus a net loss of $14,018,000 or $0.80 per diluted share in 2001. However, before concluding that a significant deterioration occurred in the Company's performance, please note that our results were made considerably more complex this year because of a charge related to the implementation of new accounting rules for the valuation of goodwill. Also this year, we established a valuation allowance for the net deferred tax assets on our books in light of continued depressed market conditions. These two charges alone totaled about $27 million, accounting for the majority of our net loss for 2002.

Strip away impairment charges and the change in accounting for goodwill amortization, and you will see a more encouraging picture of how our company performed operationally in 2002. Our pre-tax loss for 2002, adjusted for the impact of these charges, was $8,728,000 versus a pre-tax loss of $12,637,000 in 2001. Clearly, any loss is disappointing, yet this measure at least demonstrates the resiliency of our company – and our resolve to meet head on the problems that beset our industry.

Strengthening Our Foundation

During 2002, we continued to take firm action and make hard choices to bring our manufacturing capacity and operational overhead in line with current demand. These steps included the closing of six manufacturing facilities – bringing to 15 the number of plants we have closed over the past three years. Aside from the intended effect of helping us control expenses in a soft market, these actions also help reduce the risk of carrying unneeded capacity through the winter season and until such time as clearer signs of a sales rebound emerge.

Moreover, we have worked to stabilize our business and reduce costs over the past two years by increasing the use of standardized parts and focusing on a product line that emphasizes features and value rather than sheer number of choices. Coupled with these financial initiatives, we also have continued to stress the value and consumer appeal for our homes, building in features and quality that enhance the differentiation of our product in the marketplace and lay the groundwork for an increasing share of sales in the geographic regions we serve.

While we have focused on stabilizing our business and strengthening our competitive ability, we also have worked to keep our balance sheet strong so that we are better positioned to weather the current times. We ended 2002 with $34,939,000 in cash and lower inventories, both directly on our books and indirectly in terms of independent dealer inventory. And our year-end balance sheet was completely free of goodwill and net deferred tax assets.

Our long-term debt declined 6% to $22,643,000 by the end of 2002. This year-end amount included $15,000,000 of bank debt – the maximum amount available under our $35 million revolving line of credit facility at year's end. However, we now have a commitment from our lender to replace this facility entirely with a new one comprising a 14-year, $10 million real estate loan coupled with a $25 million revolving line of credit that has covenants that reflect more appropriately the current market conditions we face.

The View Ahead

As we look to the future, we know there are market dynamics that we cannot control, and experience teaches us that it is impossible to predict when the market will turn. Consequently, we remain determined in our efforts to strengthen sales and control costs. We also know that our strategies of the past few years have been successful helping us conserve and protect our capabilities and market position, even though depressed market conditions have overshadowed the extent of that success. Our plan is to continue with these efforts, preparing for another predicted round of contraction, and moving quickly and aggressively to return to profitability. We believe the actions taken will position us to return to profitability by the middle of 2003, while other companies may continue to struggle with overcapacity and higher operating costs.

There is no doubt in our minds that a day of recovery will return. We view this downturn as the opportunity to reposition ourselves as a company, continuing to protect our position as an industry leader while defining our space in the marketplace of affordable housing.

Thank you for your continued support and interest.

Respectfully submitted,



Barry Donnell
Chairman



David A. Roberson
President

Selected Consolidated Financial Data

(In thousands, except per share amounts and manufacturing facilities)

Year Ended December 31,	**2002**	2001	2000	1999	1998
Home manufacturing net sales	**$ 374,273**	$ 348,235	$ 306,239	$ 582,274	$ 623,281
Financial services revenue	**2,690**	3,088	4,878	6,107	6,088
Retail revenue	**7,908**	6,968	16,842	20,914	7,167
Other revenue	**2,386**	5,580	5,153	5,173	2,699
Capital expenditures	**2,062**	3,496	3,807	24,546	14,655
Depreciation and amortization	**6,286**	8,174	9,759	10,250	8,365
Cumulative effect of change in accounting principle	**(14,162)**	–	–	–	–
Net income (loss)	**(34,670)**[a]	(14,018)[b]	(33,468)[c]	2,150[d]	18,655
Weighted average shares outstanding:					
Basic	**17,665**	17,580	17,800	18,126	19,905
Diluted	**17,665**	17,580	17,800	18,204	20,144

At Year End	**2002**	2001	2000	1999	1998
Working capital	**$ 12,346**	$ 18,183	$ 27,213	$ 33,065	$ 41,707
Property, plant and equipment, net	**50,357**	59,692	64,480	74,495	61,422
Total assets	**130,071**	174,116	187,595	233,578	235,952
Long-term debt	**22,643**	23,999	24,054	10,218	3,650
Stockholders' equity	**45,536**	80,192	94,318	129,391	144,911
Home manufacturing facilities - operating	**8**	14	15	19	23

Per Share	**2002**	2001	2000	1999	1998
Basic net income (loss) per share, before cumulative effect of change in accounting principle	**$ (1.16)**	$ (.80)	$ (1.88)	$ .12	$ .94
Cumulative effect of change in accounting principle, net of tax	**(.80)**	–	–	–	–
Basic net income (loss) per share	**$ (1.96)**[a]	$ (.80)[b]	$ (1.88)[c]	$ .12[d]	$ .94
Diluted net income (loss) per share	**$ (1.96)**[a]	$ (.80)[b]	$ (1.88)[c]	$ .12[d]	$ .93
Cash dividends	**–**	–	.09	.16	.13
Stockholders' equity	**2.58**	4.54	5.30	7.27	7.46

[a] *Includes impairment and other related charges of $6,064 ($5,253 net of taxes, or $0.30 per share basic and diluted) and $14,162, net of tax of $1,306, or 0.80 per share, basic and diluted, to record the cumulative effect of a change in accounting principle to eliminate all goodwill due to impairment.*

[b] *Includes impairment and other related charges of $1,003 ($1,003 net of taxes, or $0.06 per share basic and diluted).*

[c] *Includes impairment and other related charges of $6,975 ($5,183 net of taxes, or $0.29 per share basic and diluted).*

[d] *Includes impairment and other related charges of $4,002 ($2,458 net of taxes, or $0.14 per share basic and diluted).*

Certain amounts from prior periods have been reclassified to conform to the current presentation.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Industry and Company Outlook

Cavalier Homes, Inc. and its subsidiaries are engaged in the production, sale, financing, and insuring of manufactured housing. The manufactured housing industry is cyclical and seasonal and is influenced by many of the same economic and demographic factors that affect the housing market as a whole. As a result of the growth in the industry during much of the 1990s, the number of retail dealerships, manufacturing capacity and wholesale shipments expanded significantly, which ultimately created slower retail turnover, higher retail inventory levels and increased price competition. The industry also has been impacted by an increase in dealer failures, a reduction in available consumer credit and wholesale (dealer) financing for manufactured housing, more restrictive credit standards and increased home repossessions which re-enter home distribution channels. The Manufactured Housing Institute ("MHI") reported that wholesale floor shipments were down 11.1% in 2002 as compared to 2001 following significant declines during the years 1999 through 2001 as follows: 4.3% (1999), 25.9% (2000) and 20.7% (2001). In response to deteriorating market conditions, manufacturers have closed or idled some of their manufacturing facilities, and retail dealers have closed many locations. A major industry lender announced, in September 2002, plans to discontinue wholesale (dealer) financing of manufactured homes, which may have a material adverse effect on the Company's ability to find financing for home purchases by dealers whose floor plan financing was with that lender. This announcement follows another major lender's withdrawal, beginning in May 2002, from wholesale financing which did not have a material adverse effect on the Company's ability to find financing for home purchases by dealers whose floor plan financing was with that lender. The Company believes that the possibility exists for additional retail dealer failures, as well as for the loss of additional lenders from the industry, further tightening of credit standards and a further reduction in the availability of wholesale and retail financing. The current industry trend is toward more land/home (real estate) financing rather than chattel or home only loans. In addition, a major industry lender announced, in November 2002, plans to discontinue chattel (home only) financing of manufactured homes at retail. While land/ home financing generally offers more favorable credit terms to the retail buyer of manufactured housing, the length of time involved in closing land/home transactions is greater. Additionally, effective January 1, 2002, the State of Texas, which historically has been one of the largest states for consumer purchases of manufactured housing, enacted a law that, among other things, classifies and taxes manufactured homes as real property, and not personal property, under certain conditions as set forth in the Texas law. The classification as real property could change the rates and methods of taxation assessed against such homes in Texas. The law also may affect the form and structure of permanent financing extended to Texas manufactured home consumers because such financing historically has treated manufactured homes as personalty rather than as real estate.

In response to the continued weakening of the manufactured housing industry market conditions in the fourth quarter of 2002 and the indeterminate impact of political tensions and armed conflict in the Middle East, the Company announced its decision to close six manufacturing facilities in the fourth quarter of 2002: these facilities are located in Conway, Arkansas (2); Graham, Texas; Cordele, Georgia; Belmont, Mississippi; and Haleyville, Alabama. The Company will shift production from these plants, which employed approximately 1,000 people, to one or more of the Company's eight operating plants. The remaining plants will also handle dealer sales and customer service for the Company's homes. Since the fall of 1999, Cavalier has reduced the number of operating home manufacturing plants from 24 to 8, reflecting an approximate 50% reduction in manufacturing capacity. Some of the closed plants had lower production capacity than the remaining operating plants. Despite this consolidation of its manufacturing facilities, the Company does not believe it has reduced the breadth of its product offering. On the retail side, the Company has closed or disposed of 12 of its 16 retail sales centers. In terms of operating costs, Cavalier has made cost reductions in virtually all areas of the Company, including its exclusive dealer and marketing programs and its administrative personnel and associated costs. Altogether, the Company has had a net reduction in its production and administrative workforce of approximately 48%, prior to the closing of home manufacturing facilities that employed approximately 1,000 individuals (as announced at year-end), since December 31, 1998. The Company is continuing to evaluate capacity, cost and overhead issues, the need for further plant, retail and other consolidations, reductions, idlings and closings and methods designed to address the Company's financial performance in light of developing market and business conditions. The Company can give no assurance as to which one or more of these options, if any, it may ultimately adopt, and, if adopted, whether and to what extent these actions will have an effect on the financial condition and results of operations of the Company.

As industry conditions remained challenging, the Company's floor shipments remained steady, increasing 1.8% in 2002 as compared to 2001. During the industry downturn, the Company's market share improved from a low of 4.6% for 2000 to 7.1% for 2002. The Company is uncertain at this time as to the extent and duration of the general economic conditions and continuing adverse industry conditions will have on the Company's future revenue and earnings. While the Company currently expects losses from operations for the first quarter of 2003, changes in general economic conditions that affect consumer purchases, availability of adequate financing sources, increases in repossessions or dealer failures could affect the results of operations of the Company.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations *(dollars in thousands)*
The following table summarizes certain financial and operating data including, as applicable, the percentage of total revenue:

	For the Year Ended December 31,					
	2002		2001		2000	
STATEMENT OF OPERATIONS DATA						
Revenue:						
Home manufacturing net sales	**$ 374,273**		$ 348,235		$ 306,239	
Financial services	**2,690**		3,088		4,878	
Retail	**7,908**		6,968		16,842	
Other	**2,386**		5,580		5,153	
Total revenue	**387,257**	**100.0%**	363,871	100.0%	333,112	100.0%
Cost of sales	**332,964**	**86.0%**	309,656	85.1%	292,810	87.9%
Gross profit	**54,293**	**14.0%**	54,215	14.9%	40,302	12.1%
Selling, general and administrative	**62,649**	**16.2%**	66,335	18.2%	84,566	25.4%
Impairment and other related charges	**6,064**	**1.6%**	1,003	0.3%	6,975	2.1%
Operating loss	**(14,420)**	**-3.7%**	(13,123)	-3.6%	(51,239)	-15.4%
Other income (expense):						
Interest expense	**(1,495)**	**-0.4%**	(1,935)	-0.5%	(2,736)	-0.8%
Other, net	**1,123**	**0.3%**	440	0.1%	1,378	0.4%
	(372)		(1,495)		(1,358)	
Loss before income taxes	**(14,792)**		(14,618)		(52,597)	
Income taxes (benefit)	**5,716**		(600)		(19,129)	
Loss before cumulative effect of a change in accounting principle	**(20,508)**		(14,018)		(33,468)	
Cumulative effect of a change in accounting principle	**(14,162)**		–		–	
Net loss	**$ (34,670)**	**-9.0%**	$ (14,018)	-3.9%	$ (33,468)	-10.0%
OPERATING DATA						
Home manufacturing sales:						
Floor shipments	**21,703**		21,324		18,590	
Home shipments						
Single section	**2,235**	**18.7%**	4,013	31.7%	4,406	38.4%
Multi section	**9,734**	**81.3%**	8,656	68.3%	7,072	61.6%
Total shipments	**11,969**	**100.0%**	12,669	100.0%	11,478	100.0%
Shipments to company-owned retail locations	**(187)**	**-1.6%**	(151)	-1.2%	(200)	-1.7%
Wholesale shipments to independent retailers	**11,782**	**98.4%**	12,518	98.8%	11,278	98.3%
Retail sales:						
Single section	**73**	**33.5%**	75	37.5%	335	49.3%
Multi section	**145**	**66.5%**	125	62.5%	345	50.7%
Total sales	**218**	**100.0%**	200	100.0%	680	100.0%
Cavalier produced homes sold	**188**	**86.2%**	170	85.0%	568	83.5%
Used homes sold	**30**	**13.8%**	29	14.5%	99	14.6%
OTHER OPERATING DATA						
Installment loan purchases	**$ 45,580**		$ 35,768		$ 59,569	
Capital expenditures	**$ 2,062**		$ 3,496		$ 3,807	
Home manufacturing facilities (operating)	**8**		14		15	
Independent exclusive dealer locations	**220**		237		193	
Company-owned retail locations	4		5		5	

Management's Discussion and Analysis of Financial Condition and Results of Operations

2002 Compared to 2001

Revenue

Total revenue for 2002 was $387,257, increasing $23,386, or 6.4%, from 2001 revenue of $363,871.

Home manufacturing net sales in 2002 increased $26,038, or 7.5%, to $374,273, net of intercompany eliminations of $6,160. Home manufacturing net sales for 2001 were $348,235, net of intercompany eliminations of $4,196. Home shipments decreased 5.5%, with floor shipments increasing by 1.8%. Cavalier attributes the overall increase in sales and floor shipments primarily to its aggressive distribution and marketing strategies and its value-based product offerings. The Company's higher floor shipments for the year compared with a decline of 11.1% in industry floor shipments according to MHI, demonstrating continued market share gains for the Company over the past two years. Multi-section home shipments, as a percentage of total shipments, increased from 68.3% of shipments in 2001 to 81.3% of shipments in 2002 in response to increasing consumer demand for multi-section homes as compared to single-section homes, caused in part by favorable changes in financing rates and terms available for multi-section homes, especially for land/home financing. The average price of homes sold increased $4,000 from $27,800 in 2001 to $31,800 in 2002. Actual shipments of homes for 2002 were 11,969 versus 12,669 in 2001. Of these shipments, 55% in 2002 and 51% in 2001 were to exclusive dealers.

Although home manufacturing revenue increased, the Company's inventory at all retail locations, including company-owned retail sales centers, declined 12% to approximately $151,000 at December 31, 2002 from $171,000 at year end 2001. At its peak in June 1999, dealer inventory approximated $314,000.

Revenue from the financial services segment decreased 12.9% to $2,690 for 2002 compared to $3,088 in 2001, primarily due to a reduction in the rate earned on resold loans due to competitive industry conditions and due to reduced interest income (on loans held in its portfolio as a result of loans sold) from the portfolio in the fourth quarter of 2001. For 2002, CIS Financial Services, Inc. ("CIS") purchased contracts of $45,580 and resold installment contracts totaling $38,313. In 2001, CIS purchased contracts of $35,768 and resold installment contracts totaling $36,325. CIS does not retain the servicing function and does not earn the interest income on these resold loans.

Revenue from the retail segment was $7,908 for 2002 compared to $6,968 for 2001. During the fourth quarter of 2002, the Company closed one under-performing retail location, bringing the number of company-owned stores to four at December 31, 2002.

Other revenue consists mainly of revenue from the Company's wholesale supply and component manufacturing businesses, which primarily sell to the Company's home manufacturing segment. Revenues from external customers decreased 57.2% to $2,386 for 2002 compared to $5,580 during 2001. The decrease is primarily due to the closure of a supply company in March 2001 and the scaled back operations of another supply company which was sold during the third quarter of 2002.

Gross Profit

Gross profit is derived by deducting cost of sales from total revenue. Gross profit was $54,293 or 14.0% of total revenue, for 2002, versus $54,215 or 14.9% of total revenue in 2001.

Selling, General and Administrative

Selling, general and administrative expenses during 2002 were $62,649 or 16.2% of total revenue, versus $66,335 or 18.2% of total revenue in 2001 a decrease of $3,686, or 5.6%. The overall decrease includes a $4,130 reduction in advertising and promotion cost, including cost to support the exclusive dealer program, a benefit of $1,163 from the settlement of a 1998 insurance claim related to the Company's employee benefit plans, and a $978 decrease in goodwill amortization expense (See Cumulative Effect of Change in Accounting Principle discussed below), offset by a $499 increase in inventory repurchase charges and a $1,626 increase in employee benefits cost (primarily health insurance).

Impairment and Other Related Charges

During 2002, the Company recorded impairment and other related charges of $6,064 ($5,253 after tax or $0.30 per diluted share) related to the closing of six home manufacturing plants. Impairment and other related charges totaling $1,003 ($1,003 after tax or $0.06 per diluted share) were recorded in 2001 in connection with the closing of a home manufacturing facility.

Operating Loss

Operating loss is derived by deducting cost of sales, selling, general and administrative expenses and impairment and other related charges from total revenue. Operating loss for 2002 was $14,420, compared to an operating loss of $13,123 in 2001. Segment operating results were as follows: (1) Home manufacturing operating loss, before intercompany eliminations, was $12,917 in 2002 as compared to a loss of $7,997 in 2001. The increased operating loss is primarily due to the increase in impairment and other related charges noted above. (2) Financial services operating loss was $22 in 2002 as compared to operating profit of $211 in 2001. The increased operating loss is primarily due to the decline in revenue as described above. (3) The retail segment's operating loss increased from $31 in 2001 to $223 in 2002 primarily due to lower gross margin and increased selling, general and administrative expenses. (4) The other segment operating profit increased, before intercompany eliminations, from $2,330 in 2001 to $4,716 in 2002, due mainly to the improved margins at one supply subsidiary and an addition of another supply subsidiary in mid 2001 that has been profitable. (5) General corporate operating expense, which is not identifiable to a specific segment, improved from $7,572 in 2001 to $5,930 in 2002, primarily due to the insurance settlement proceeds of $1,163 and some reduction in legal and professional fees.

Other Income (Expense)

Interest expense decreased $440 primarily due to lower interest rates on amounts outstanding under the Company's line of credit.

Other, net is comprised primarily of interest income (unrelated to financial services), equity earnings in investments accounted for on the equity basis of accounting and applicable allocation of minority interest. Other, net increased $683 due to $915 higher income from supply-related equity partnerships and $297 lower minority interest allocation which was offset somewhat by $529 lower interest income on operating bank balances.

Loss before Income Taxes

The Company's 2002 pre-tax loss was $14,792, reflecting a 1.2% improvement over the pre-tax loss of $14,618 in 2001. In 2002, the Company recorded charges of $6,064 for impairment and other related charges and a $1,163 benefit from the settlement of an insurance claim. In 2001, the Company recorded charges of $1,003 for impairment and other related charges and goodwill amortization of $978. No goodwill amortization has been recorded in 2002. Excluding these items, the loss before income taxes for 2002 was $9,891, down from the comparable pre-tax loss of $12,637 reported in 2001.

Income Taxes

Effective March 9, 2002, the Jobs Creation and Workers' Assistance Act was passed, which enabled the Company to carry back net operating losses five years instead of two years as under the previous law. Due to the change in law, the Company received a refund of $4,634 in April of 2002, and received an additional refund of approximately $6,400 in March, 2003. Both refunds have been reflected in the current income tax provision and benefit related to the change in accounting principle for the year ended December 31, 2002. During 2002, net deferred tax assets decreased by $15,862, $4,190 due to normal operating activities and $11,672 due to recognition of a valuation allowance against the remaining net deferred tax assets. The valuation allowance increased to $18,555 in accordance with the requirements of Statement of Financial Accounting Standards No. 109, "*Accounting for Income Taxes*" ("FAS 109"). Realization of the deferred tax assets (net of recorded valuation allowances) is largely dependent upon future profitable operations and future reversals of existing taxable temporary differences. Because the Company has operated at a loss in its three most recent calendar years and because it believes difficult competitive and economic conditions may continue for the foreseeable future, the Company believes that under the standards of FAS No. 109 it is not appropriate to record income tax benefits in excess of anticipated refunds of taxes previously paid. The valuation allowance may be reversed to income in future periods to the extent that the related deferred income tax assets are realized as a reduction of taxes otherwise payable on any future earnings or the valuation allowances are otherwise no longer required.

Cumulative Effect of Change in Accounting Principle

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets.* This statement is effective for financial statements issued for years beginning after December 15, 2001. SFAS No. 142 specifies that goodwill and certain intangible assets will no longer be amortized but instead will be subject to periodic impairment testing. The Company adopted SFAS No. 142 effective January 1, 2002. Under the provisions of this statement, the Company recorded a charge of $14,162, net of tax, or $0.80 per diluted share, as a cumulative effect of a change in accounting principle, to eliminate all of its goodwill due to impairment. This charge was recorded in the first quarter of 2002, and the entire amount of the goodwill was associated with the Company's home manufacturing unit.

Net Loss
The Company's net loss for 2002, after impairment and other related charges, cumulative effect of a change in accounting principle and income tax items was $34,670 or $1.96 per diluted share, as compared to a net loss of $14,018 or $0.80 per diluted share in 2001.

2001 Compared to 2000
Revenue
Total revenue for 2001 was $363,871, increasing $30,759, or 9.2%, from 2000 revenue of $333,112.

Home manufacturing net sales in 2001 increased $41,996, or 13.7%, to $348,235 net of intercompany eliminations of $4,196. Home manufacturing net sales for 2000 were $306,239, net of intercompany eliminations of $5,292. Home shipments increased 10.4%, with floor shipments increasing by 14.7%. Multi-section home shipments, as a percentage of total shipments, increased from 61.6% of shipments in 2000 to 68.3% of shipments in 2001, in response to increasing consumer demand for multi-section homes as compared to single section homes. The average price of homes sold increased $700, from $27,100 in 2000 to $27,800 in 2001. Actual shipments of homes for 2001 were 12,669 versus 11,478 in 2000. Of these shipments, 51% in 2001 and 49% in 2000 were to exclusive dealers.

Cavalier attributes the increase in sales and shipments primarily to its aggressive marketing strategies and its product offerings. Approximately 84% of Cavalier's shipments were to its core market of 11 states, where the Company's floor shipments increased 12.2% compared to 2000, including a 65.0% increase in the fourth quarter.

Although home manufacturing revenue increased, the Company's inventory at all retail locations, including company-owned retail sales centers, declined 10% to approximately $171,000 at December 31, 2001, from $191,000 at year end 2000. At its peak in June 1999, dealer inventory approximated $314,000.

Revenue from the financial services segment decreased 36.7% to $3,088 for 2001, compared to $4,878 in 2000, due to primarily a lower volume of installment contracts sold. For 2001, CIS Financial Services, Inc. ("CIS") purchased contracts of $35,768 and resold installment contracts totaling $36,325. In 2000, CIS purchased contracts of $59,569 and resold installment contracts totaling $60,241. CIS does not retain the servicing function and does not earn the interest income on these resold loans. CIS purchased and sold fewer loans in 2001, as compared to 2000, primarily due to the industry conditions cited above.

Revenue from the retail segment was $6,968 for 2001 compared to $16,842 for 2000, primarily due to a reduced number of operating retail sales locations. During 2000, the Company closed or sold 11 under-performing retail locations, bringing the number of company-owned stores to five at December 31, 2001.

Other revenue consists mainly of revenue from the Company's wholesale supply and component manufacturing businesses, which primarily sell to the Company's home manufacturing segment. Revenues from external customers increased 8.3% to $5,580 for 2001, compared to $5,153 during 2000. The increase is primarily due to price increases at one supply company.

Gross Profit
Gross profit is derived by deducting cost of sales from total revenue. Gross profit was $54,215, or 14.9% of total revenue for 2001, versus $40,302, or 12.1% of total revenue, in 2000. Of the $13,913 increase, the Company attributes approximately $3,700 to volume increase and $10,200 to cost reductions due to continued efficiencies gained from restructured product and work processes.

Selling, General and Administrative
Selling, general and administrative expenses during 2001 were $66,335, or 18.2% of total revenue, versus $84,566, or 25.4% of total revenue in 2000, a decrease of $18,231. The overall decrease includes a $1,228 reduction in employee benefits cost, a $1,161 reduction in service and warranty cost, a $7,566 decrease in inventory repurchase charges, a $2,334 reduction due to business units sold during 2000, a $2,045 reduction due to scaled-back retail operations, a $1,223 reduction in management information system costs and a $2,352 reduction in advertising and promotion costs, including costs to support the exclusive dealer program.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Impairment and Other Related Charges
During 2001, the Company recorded impairment and other related charges of $1,003 ($1,003 after tax or $0.06 per diluted share) related to the closing of one home manufacturing plant. Impairment and other related charges totaling $6,975 ($5,183 after tax or $0.29 per diluted share) were recorded in 2000. These charges were recorded in connection with the closing of four home manufacturing facilities ($1,024), Company-owned retail locations ($4,212), the sale of a portion of the Company's insurance and premium finance business ($1,497) – a step related to the scaling back of the Company's retail operations – and the disposition of a portion of the Company's supply operations ($242).

Operating Loss
Operating loss is derived by deducting cost of sales, selling, general and administrative expenses and impairment and other related charges from total revenue. Operating loss for 2001 was $13,123, compared to an operating loss of $51,239 in 2000. Home manufacturing operating loss, before intercompany eliminations, was $7,997 in 2001 as compared to a loss of $32,158 in 2000. The improvement was primarily due to the increase in revenue and gross profit and to reduced selling, general and administrative expenses. The year 2000 also included an operating loss and inventory and equipment valuation charges relating to the closing of the Adrian, Georgia plant totaling $3,450 ($2,173 after tax or $0.12 per diluted share). On October 2, 2000, the Company sold the inventory, tools, and supplies of the Adrian plant and leased the facility to a third party with an option to purchase. Financial services operating profit increased to $211 in 2001, as compared to an operating loss of $1,265 in 2000, primarily due to the decrease in impairment and other related charges noted above. The retail segment's operating loss decreased $9,513, from $9,544 in 2000, to $31 in 2001 primarily due to the closing or disposition of eleven under-performing Company-owned retail locations in 2000. The other segment operating profit increase, before intercompany eliminations, of $4,173 is due mainly to the improved margins at one supply subsidiary and an addition of another supply subsidiary in 2001. General corporate operating loss, which is not identifiable to a specific segment, decreased $364.

Other Income (Expense)
Interest expense decreased $801, primarily due to a reduction in notes payable under retail floor plan agreements and lower interest rates on amounts outstanding under the Company's line of credit.

Other, net is comprised primarily of interest income (unrelated to financial services), equity earnings in investments accounted for on the equity basis of accounting and applicable allocation of minority interest. Other, net decreased $938 primarily due to $509 lower interest income on operating bank balances and $336 higher losses from supply-related equity partnerships.

Loss before Income Taxes
The Company's 2001 pre-tax loss was $14,618, reflecting a 72.2% improvement over the pre-tax loss of $52,597 in 2000. The prior-year pre-tax loss included impairment and other related charges of $6,975, charges for anticipated dealer failures of $9,414, inventory valuation charges of $2,971, charges related to a plant disposition of $3,450, and a fire insurance gain of $920. In 2001, the Company recorded charges of $1,848 for anticipated dealer failure and $1,003 for impairment and other related charges.

Income Taxes
The Company recorded an income tax benefit of $600 in the first quarter of 2001 relating to future income tax refunds and certain carryforward items, but did not record any additional benefit for net operating losses for the remainder of the year, because management believes it is no longer appropriate to record income tax benefits on current losses in excess of anticipated refunds and certain carryforward items under the provisions of SFAS No.109, *Accounting for Income Taxes.*

Net Income (Loss)
The Company's net loss for 2001 was $14,018 or $0.80 per diluted share, as compared to a net loss of $33,468 or $1.88 per diluted share in 2000, primarily due to the factors noted above.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

(dollars in thousands)	Balances as of December 31,		
	2002	2001	2000
Cash, cash equivalents & certificates of deposit	**$ 34,939**	$ 43,256	$ 35,394
Working capital	**$ 12,346**	$ 18,183	$ 27,213
Current ratio	**1.2 to 1**	1.3 to 1	1.4 to 1
Long-term debt	**$ 22,643**	$ 23,999	$ 24,054
Ratio of long-term debt to equity	**1 to 2**	1 to 3	1 to 4
Installment loan portfolio	**$ 10,977**	$ 4,991	$ 7,887

Operating activities during 2002 used net cash of $1,854. The Company received $1,163 in the second quarter of 2002 relating to the settlement of a 1998 insurance claim relating to the Company's employee benefit plans. Effective March 9, 2002, the Jobs Creation and Workers' Assistance Act was passed which enabled companies to carry back net operating losses five years instead of two years as under the previous rules. Due to the change in law, the Company received a refund of $4,634 in April 2002 and received an additional refund of approximately $6,400 in March 2003.

The Company's capital expenditures were $2,062 for 2002, as compared to $3,496 for 2001. Capital expenditures during these periods included normal property, plant and equipment additions and replacements and the exercise of a purchase option for a previously leased facility for $1,125 in 2001. The funding for this purchase came from an industrial development revenue bond issue.

In addition to its normal purchasing and selling of loans to other finance companies, during 2001 the Company received proceeds of approximately $4,500 from the sale of loans that were previously held in its installment loan portfolio.

As of December 31, 2002, the Company has a $35,000 revolving and term-loan agreement (the "Credit Facility") with the Company's primary bank, whose president is a director of the Company. The Credit Facility contains a revolving line of credit which provides for borrowings (including letters of credit) of up to a maximum of $35,000. The amount available under the Credit Facility and applicable interest rates are based on certain levels of tangible net worth, defined as the total of the Company's tangible net worth and treasury stock purchases. At December 31, 2002 and 2001, $15,000 was outstanding under the revolving line of credit. No additional borrowing capacity is available at December 31, 2002. (See discussion below regarding new Credit Facility). The maturity date under the revolving line of credit is April 2005.

The term loan agreement contained in the Credit Facility provides for borrowings of up to 80% of the Company's eligible (as defined) installment sales contracts, up to a maximum of $35,000 (or such lesser amount as may be available). Interest on term notes is fixed for a period of five years from issuance at a rate based on the weekly average yield on five-year treasury securities averaged over the preceding 13 weeks, plus 1.95%, with a floating rate for the remaining two years (subject to certain limits) equal to the bank's prime rate plus 0.75%. No amounts were outstanding under the term loan portion of the Credit Facility at December 31, 2002 and 2001.

The Credit Facility contains certain restrictive covenants which, among other things, limit the Company's ability without the lender's consent to (i) make dividend payments and purchases of treasury stock in an aggregate amount which exceeds 50% of consolidated net income for the two most recent years, (ii) mortgage or pledge assets which exceed, in the aggregate, $1,000, (iii) incur additional indebtedness, including lease obligations, which exceed in the aggregate $18,000, excluding floor plan notes payable which cannot exceed $6,000 and (iv) make annual capital expenditures in excess of $10,000. In addition, the Credit Facility contains certain financial covenants requiring the Company to maintain on a consolidated basis certain defined levels of net working capital (at least $15,000), debt to tangible net worth ratio (not to exceed 2 to 1) and cash flow to debt service ratio (not less than 1.75 to 1) commencing with the year ending December 31, 2002 and thereafter, and to maintain a current ratio of at least 1.17 to 1 and the sum of consolidated tangible net worth plus treasury stock purchases, in 2001 and 2002, of at least $58,000. The Credit Facility also requires CIS to comply with certain specified restrictions and financial covenants. At December 31, 2002, the Company was in violation of certain covenants; however, appropriate waiver letters have been obtained from the lender.

Management's Discussion and Analysis of Financial Condition and Results of Operations

On March 18, 2003, the Company received a commitment from its primary lender for a new Credit Facility. The new Credit Facility is comprised of a revolving line of credit which provides for borrowings up to $25,000 and a real estate term loan component that allows for borrowings up to $10,000. This new Credit Facility changes certain financial covenants to be less restrictive and includes a revised borrowing base and interest rate schedule based on various levels of tangible net worth (as defined). The maturity date for the revolving line of credit remains unchanged.

The applicable interest rates under the new facility are based on certain levels of tangible net worth as noted in the following table.

Tangible Net Worth ("TNW")	Interest Rate
Above $77,000	Prime less 0.50%
$77,000 - $65,000	Prime
$65,000 - $58,000	Prime plus 0.25%
$58,000 - $38,000	Prime plus 1.00%
Below $38,000	Prime plus 2.00%

The amount available under the new facility is equal to the lesser of an amount based on defined percentages of accounts receivable and inventories or certain levels of tangible net worth as noted in the following table.

Tangible Net Worth ("TNW")	Credit Facility Available
Above $50,000	30% of TNW
$50,000 - $38,000	$15,000
$38,000 - $23,000	$15,000 to zero (dollar for dollar reduction)

Since its inception, CIS has been restricted in the amount of loans it could purchase based on underwriting standards, as well as the availability of working capital and funds borrowed under its credit line with its primary lender. From time to time, the Company evaluates the potential to sell all or a portion of its remaining installment loan portfolio, in addition to the periodic sale of installment contracts purchased by CIS in the future. CIS is currently re-selling loans to other lenders under various retail finance contracts. The Company believes the periodic sale of installment contracts under these retail finance agreements will reduce requirements for both working capital and borrowings, increase the Company's liquidity, reduce the Company's exposure to interest rate fluctuations and enhance the ability of CIS to increase its volume of loan purchases. There can be no assurance, however, that additional sales will be made under these agreements, or that CIS and the Company will be able to realize the expected benefits from such agreements.

The Company currently believes existing cash and funds available under the new credit facility, together with cash provided by operations, will be adequate to fund the Company's operations and plans for the next twelve months. However, there can be no assurances to this effect. If it is not, or if the Company is unable to remain in compliance with its covenants under its Credit Facility, the Company would seek to maintain or enhance its liquidity position and capital resources through further modifications to or waivers under the Credit Facility, incurrence of additional short or long-term indebtedness or other forms of financing, asset sales, restructuring of debt, and/or the sale of equity or debt securities in public or private transactions, the availability and terms of which will depend on various factors and market and other conditions, some of which are beyond the control of the Company.

Projected cash to be provided by operations in the coming year is largely dependent on sales volume. The Company's manufactured homes are sold mainly through independent dealers who generally rely on third-party lenders to provide floor plan financing for homes purchased. In addition, third-party lenders generally provide consumer financing for manufactured home purchases. Our sales depend in large part on the availability and cost of financing for manufactured home purchasers and dealers as well as our own retail locations. The availability and cost of such financing is further dependent on the number of financial institutions participating in the industry, the departure of financial institutions from the industry, the financial institutions' lending practices, the strength of the credit markets generally, governmental policies and other conditions, all of which are beyond our control. A major third-party lender announced, in September 2002, plans to discontinue wholesale financing of manufactured homes, which may have a material adverse effect on Cavalier's ability to find financing for dealer purchases. Reduced availability of such financing is currently having an adverse effect on the manufactured housing industry. In addition, most states classify manufactured homes for both legal and tax purposes as personal property rather than real estate. As a result, financing for the purchase of manufactured homes is characterized by shorter loan maturities and higher interest rates, and in certain periods such financing is more difficult to obtain than conventional home mortgages. Unfavorable changes in these factors and the current adverse trend in the availability and terms of financing in the industry may have a material adverse effect on Cavalier's results of operations or financial condition.

Contractual Obligations and Commitments *(dollars in thousands)*

The following table summarizes contractual obligations of the Company at December 31, 2002, including short- and long-term debt, commitments for future payments under non-cancelable operating lease agreements and other long-term obligations. For additional information related to these obligations, see Notes 5 and 10 to the Consolidated Financial Statements. This table excludes long-term obligations for which there is no definite commitment period.

	Payments Due by Period				
	Total	Less than 1 year	1 -3 years	4 - 5 years	After 5 years
Notes payable under retail floor plan agreements	$ 67	$ 67	$ –	$ –	$ –
Revolving credit facility	15,000	–	15,000	–	–
Industrial development revenue bond issues	8,990	1,347	2,733	2,545	2,365
Total contractual cash obligations	$ 24,057	$ 1,414	$ 17,733	$ 2,545	$ 2,365

The following table summarizes contingent commitments of the Company at December 31, 2002, including contingent repurchase obligations, guarantees of debt for equity method investees and letters of credit. For additional information related to these contingent obligations, see Note 10 to the Consolidated Financial Statements and Critical Accounting Policies below. Contingent insurance plans' retrospective premium adjustments are excluded from this table as there is no definite expiration period (see Critical Accounting Policies below).

	Amount of Commitment Expiration per Period				
	Total	Less than 1 year	1 -3 years	4 - 5 years	After 5 years
Repurchase obligations (1)	$ 127,000	$ 42,000	$ 85,000	$ –	$ –
Guarantees (2)	1,444	470	158	250	566
Letters of credit (3)	4,223	4,223	–	–	–
Total commitments	$ 132,667	$ 46,693	$ 85,158	$ 250	$ 566

(1) *For a complete description of the contingent repurchase obligation, see Critical Accounting Policies - Reserve for Repurchase Commitments. Although the commitments outstanding at December 31, 2002 have a finite life, these commitments are continually replaced as the Company continues to sell its manufactured homes to dealers under repurchase and other recourse agreements with lending institutions which have provided wholesale floor plan financing to dealers. The cost of these contingent repurchase obligations to the Company was $2,347 (2002), $1,848 (2001), and $9,414 (2000).*

(2) *The Company and certain of its equity partners have guaranteed certain debt for companies in which the Company owns various equity interests. The guarantees are limited to various percentages of the outstanding debt up to a maximum guaranty of $2,805. At December 31, 2002, $4,205 was outstanding under the various guarantees, of which the Company had guaranteed $1,444. One of the companies has a lease purchase agreement with a third party to sell a facility financed by debt that the Company has guaranteed. The Company expects the proceeds from the exercise of the purchase option to be used to pay off the debt and to be released from the guaranty upon payoff in 2003.*

(3) *The Company has provided letters of credit to providers of certain of its insurance policies. While the current letters of credit have a finite life, they are subject to renewal at different amounts based on the requirements of the insurance carriers. The Company has recorded insurance expense based on anticipated losses related to these policies.*

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies
Cavalier follows certain significant accounting policies when preparing our consolidated financial statements as summarized in Note 1 to the Consolidated Financial Statements. The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the amounts reported in the financial statements and notes. We evaluate these estimates and assumptions on an ongoing basis and use historical experience factors, current economic conditions and various other assumptions that we believe are reasonable under the circumstances. The results of these estimates form the basis for making judgments about the carrying values of assets and liabilities as well as identifying the accounting treatment with respect to commitments and contingencies. Actual results could differ from these estimates under different assumptions or conditions. The following is a list of the accounting policies that we believe are most important to the portrayal of our financial condition and results of operations that require our most difficult, complex or subjective judgments as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Product Warranties
Cavalier provides the retail home buyer a one-year limited warranty covering defects in material or workmanship in home structure, plumbing and electrical systems. We record a liability for estimated future warranty costs relating to homes sold, based upon our assessment of historical experience factors and current industry trends. Factors we use in the estimation of the warranty liability include historical sales amounts and warranty costs related to homes sold and any outstanding service work orders. We have a reserve for estimated warranties of $15,000 (2002) and $11,700 (2001). Although we maintain reserves for such claims, based on our assessments as described above, which to date have been adequate, there can be no assurance that warranty expense levels will remain at current levels or that such reserves will continue to be adequate. A large number of warranty claims exceeding our current warranty expense levels could have a material adverse effect on Cavalier's results of operations.

Insurance
Cavalier's workmen's compensation (prior to February 1, 1999, and after April 1, 2001), product liability and general liability (prior to April 1, 2001) insurance coverages were provided under incurred loss, retrospectively rated premium plans. Under these plans, we incur insurance expense based upon various rates applied to current payroll costs and sales. Annually, such insurance expense is adjusted by the carrier for loss experience factors subject to minimum and maximum premium calculations. Refunds or additional premiums are estimated and recorded when sufficiently reliable data is available. We were contingently liable at December 31, 2002 for future retrospective premium adjustments up to a maximum of approximately $18,149 in the event that additional losses are reported related to prior years. We recorded an estimated liability of approximately $4,535 (2002) and $3,861 (2001) related to these contingent claims. Claims exceeding our current expense levels could have a material adverse effect on Cavalier's results of operations.

Reserve for Repurchase Commitments
Manufactured housing companies customarily enter into repurchase and other recourse agreements with lending institutions which have provided wholesale floor plan financing to dealers. Substantially all of Cavalier's sales are made to dealers located primarily in the South Central and South Atlantic regions of the United States pursuant to repurchase agreements with lending institutions. These agreements generally provide that we will repurchase our new products from the lending institutions in the event such product is repossessed upon a dealer's default. The risk of loss under repurchase agreements is lessened by the fact that (1) sales of our manufactured homes are spread over a relatively large number of independent dealers, the largest of which accounted for approximately 1.1% of sales in 2002; (2) the price that Cavalier is obligated to pay under such repurchase agreements declines based on predetermined amounts over the period of the agreement (generally 18 months) and (3) Cavalier historically has been able to resell homes repurchased from lenders. Cavalier reviews the aging of retail dealers' inventory to estimate the amount of inventory subject to repurchase obligation. Additionally, we review repurchase notifications received from floor plan sources and review our dealer inventory for expected repurchase notifications based on various communications from the lenders and the dealers as well as for dealers who, we believe, are experiencing financial difficulty. We apply a historical loss factor to the inventory estimated to be repurchased. The maximum amount for which we are contingently liable under such agreements approximated $127,000 at December 31, 2002. Changes in the level of retail inventories in the manufactured housing industry, either up or down, can have a significant impact on the Company's operating results. For example, due to the rapid expansion of the retail distribution network in the manufacturing housing industry that occurred in much of the 1990's, there is currently an imbalance between industry retail inventories and consumer demand for manufactured homes. The deterioration in the availability of retail financing, along with significant competition from repossessed homes, has already extended the inventory adjustment period beyond what was originally expected. If these trends were to continue, or if retail

demand were to significantly weaken further, the inventory overhang could result in even greater intense price competition, further pressure on profit margins within the industry, and have a material adverse effect on Cavalier. The Company's inventory at all retail locations, including Company-owned retail sales centers, declined 10% in 2001 from 2000 and another 12% in 2002 from levels at the end of 2001. While Cavalier believes that inventories of its homes are approaching levels which are more consistent with retail demand, due in part to the Company's emphasis on working with its dealers to reduce retail inventories, we cannot give investors assurances to this effect. In spite of these efforts, significant unfavorable developments or further deterioration within the industry would undoubtedly have an adverse impact on Company operating results. We have a reserve for repurchase commitments of $4,000 (2002) and $3,200 (2001).

Impairment of Long-Lived Assets
Since the latter part of 1999, Cavalier and the manufactured housing industry have experienced a downturn in business as discussed above. Due to deteriorating market conditions, during this time, we have idled, closed or sold 15 manufactured housing facilities, a portion of our insurance and premium finance business, a portion of our supply operations and 12 under-performing retail locations. We periodically evaluate the carrying value of long-lived assets to be held and used, including goodwill and other intangible assets, when events and circumstances warrant such a review. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flow from such assets is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived assets. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of are determined in a similar manner, except that the fair market values are based primarily on independent appraisals and preliminary or definitive contractual arrangements less costs to dispose.

Goodwill
In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets.* This statement is effective for financial statements issued for years beginning after December 15, 2001. SFAS No. 142 specifies that goodwill and certain intangible assets will no longer be amortized but instead will be subject to periodic impairment testing. The Company adopted SFAS No. 142 effective January 1, 2002. Under the provisions of this statement, the Company recorded a charge of $14,162, net of tax, or $0.80 per diluted share, as a cumulative effect of a change in accounting principle, to eliminate all of its goodwill due to impairment. The entire amount of the goodwill was associated with the Company's home manufacturing unit.

The Company and the manufactured housing industry have been impacted by inventory oversupply at the retail level, an increase in dealer failures, a reduction in available consumer credit and wholesale (dealer) financing for manufactured housing, more restrictive credit standards and increased home repossessions which re-enter home distribution channels. All of these factors have caused the Company to suffer significant losses since the last half of 1999. The fair value of the home manufacturing unit was determined by a third party valuation specialist, using projections provided by Company management as well as industry and other market data. The fair value of the home manufacturing unit was lower than the carrying value which required allocation of the fair value to the assets and liabilities of the unit. In this allocation process, various independent parties were used to appraise certain of the Company's manufacturing fixed assets. Additionally, Company management estimated fair value of other assets and liabilities based on assumptions believed to be appropriate to the valuation process. As a result of this fair value allocation process, the Company's goodwill was considered impaired and an adjustment was made during the first quarter of 2002.

Deferred Tax Asset
In the fourth quarter of 2002, the Company increased its valuation allowance against net deferred income tax assets by $11,672 to $18,555 in accordance with the requirements of Statement of Financial Accounting Standards No. 109, "*Accounting for Income Taxes*" ("FAS 109"). Realization of the deferred tax assets (net of recorded valuation allowances) is largely dependent upon future profitable operations and future reversals of existing taxable temporary differences. Because the Company has operated at a loss in its three most recent calendar years and because it believes difficult competitive and economic conditions may continue for the foreseeable future, the Company believes that under the standards of FAS No. 109 it is not appropriate to record income tax benefits in excess of anticipated refunds of taxes previously paid. The valuation allowance may be reversed to income in future periods to the extent that the related deferred income tax assets are realized as a reduction of taxes otherwise payable on any future earnings or the valuation allowances are otherwise no longer required.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Related Party Transactions
During 2002, 2001, and 2000, the Company purchased raw materials of approximately $17,231, $15,648, and $11,893, respectively, from joint ventures in which the Company owns a minority interest and from a company in which a stockholder and director of the Company is also a stockholder.

The Company has a $35,000 revolving and term-loan agreement (the "Credit Facility") with its primary bank, whose president is a director of the Company of which $15,000 was outstanding at December 31, 2002 and 2001. The Company made payments to its lender in the amount of $936 (2002), $1,251 (2001), and $1,001 (2000) for interest, commitment, letter of credit and various bond related fees. See footnote 5 to the Consolidated Financial Statements for additional information regarding the Credit Facility.

One of the Company's manufacturing facilities was leased under a separate operating lease agreement with a company partially owned by certain officers, directors or stockholders of the Company. The related lease contained a purchase option that was exercised in 2001 for $1,125 using proceeds from an industrial development bond issue. The Company paid rents to related parties of $0 (2002), $36 (2001), and $377 (2000).

The Company recorded net income (loss) of investees accounted for by the equity method of $384, $(485), and $(243) for the years ended December 31, 2002, 2001, and 2000, respectively. Additionally, the Company and certain of its equity partners have guaranteed certain debt for companies in which the Company owns various equity interests. For additional information related to these guarantees, see footnote (2) under Contractual Obligations and Commitments above.

The Company used the services of a law firm in which a partner is also a director of the Company. The Company paid legal fees of $138 (2002), $170 (2001), and $201 (2000).

Impact of Inflation
The Company generally has been able to increase its selling prices to offset increased costs, including the costs of raw materials. Sudden increases in costs as well as price competition, however, can affect the ability of the Company to increase its selling prices. The Company believes that the relatively moderate rate of inflation over the past several years has not had a significant impact on its sales or profitability, but can give no assurance that this trend will continue in the future.

Impact of Accounting Statements
In June 2001, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*, which is effective for any exit or disposal activities initiated after December 31, 2002. SFAS No. 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred rather than at the time a company commits to an exit plan. SFAS No. 146 also establishes that the liability initially should be measured and recorded at fair value. The Company is currently evaluating the impact of adopting SFAS No. 146 on its consolidated financial statements.

In November 2002, the FASB issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34.* Interpretation 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of Interpretation 45 are applicable to guarantees issued or modified after December 31, 2002 and are not expected to have a material effect on the Company's consolidated financial statements. The disclosure requirements of Interpretation 45 are effective for financial statements or interim and annual periods ending after December 15, 2002 and are included in the notes to these consolidated financial statements.

In December 2002, the FASB issued SFAS 148, *Accounting for Stock-Based Compensation – Transition and Disclosure*, an amendment of FASB Statement No. 123. SFAS 148 amends SFAS 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included in the notes to these consolidated financial statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Market Risk

Market risk is the risk of loss arising from adverse changes in market prices and interest rates. The Company is exposed to interest rate risk inherent in its financial instruments, but is not currently subject to foreign currency or commodity price risk. The Company manages its exposure to these market risks through its regular operating and financing activities.

The Company is exposed to market risk related to investments held in a non-qualified trust used to fund benefits under its deferred compensation plan. These investments totaled $2,209 at December 31, 2002 and a deferred compensation liability of $3,110. As part of the Company's cost reduction strategy, the Board of Directors voted to terminate this plan as of December 31, 2002. Benefits were paid during the first quarter of 2003.

The Company purchases retail installment contracts from its dealers, at fixed interest rates, in the ordinary course of business, and periodically resells a majority of these loans to financial institutions under the terms of retail finance agreements. The periodic resale of installment contracts reduces the Company's exposure to interest rate fluctuations, as the majority of contracts are held for a short period of time. The Company's portfolio consists of fixed rate contracts with interest rates generally ranging from 9.0% to 15.0% and an average original term of 295 months at December 31, 2002. The Company estimated the fair value of its installment contracts receivable which approximates carrying value, using discounted cash flows and interest rates offered by CIS on similar contracts at December 31, 2002.

The Company has notes payable under retail floor plan agreements, two industrial development revenue bond issues and a revolving line of credit that are exposed to interest rate changes. Since these borrowings are floating rate debt, an increase in short-term interest rates would adversely affect interest expense. Additionally, Cavalier has five industrial development revenue bond issues at fixed interest rates. The Company estimated the fair value of its debt instruments using rates at which the Company believes it could have obtained similar borrowings at that time.

	Assumed Annual Principal Cash Flows							
(dollars in thousands)	2003	2004	2005	2006	2007	Thereafter	Total	Fair value
Installment loan portfolio *(weighted average interest rate - 11.53%)*	$6,060 [a]	$48	$53	$60	$67	$4,689	$10,977	$11,467

	Expected Principal Maturity Dates							
(dollars in thousands)	2003	2004	2005	2006	2007	Thereafter	Total	Fair value
Notes payable and long-term debt *(weighted average interest rate - 5.46%)*	$1,414 [b]	$1,543	$16,190	$1,245	$1,300	$2,365	$24,057	$24,492

[a] *The Company has recorded an allowance for credit losses of $859, primarily based upon management's assessment of historical experience factors and current economic conditions.*

[b] *Amount payable in 2003 includes $1,347 of current portion of long-term debt and $67 of notes payable under retail floor plan agreements.*

Management's Discussion and Analysis of Financial Condition and Results of Operations

CAUTIONARY FACTORS THAT MAY AFFECT FUTURE RESULTS

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995:

Our disclosure and analysis in this Annual Report contain some forward-looking statements. Forward looking statements give our current expectations or forecasts of future events, including statements regarding trends in the industry and the business, financing and other strategies of Cavalier. You can identify these statements by the fact that they do not relate strictly to historical or current facts. They generally are designated with an asterisk (*) and use words such as "estimates," "projects," "intends," "believes," "anticipates," "expects," "plans," and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. From time to time, we also may provide oral or written forward-looking statements in other materials we release to the public. These forward-looking statements include statements involving known and unknown assumptions, risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ from any future results, performance, or achievements expressed or implied by such forward-looking statements or words. In particular, such assumptions, risks, uncertainties and factors include those associated with the following:

- the cyclical and seasonal nature of the manufactured housing industry and the economy generally;
- limitations in Cavalier's ability to pursue its business strategy;
- acceptance of Cavalier's new product initiatives;
- changes in demographic trends, consumer preferences and Cavalier's business strategy;
- changes and volatility in interest rates and the availability of capital;
- changes in the availability of retail (consumer) financing;
- changes in the availability of wholesale (dealer) financing;
- changes in level of industry retail inventories;
- the ability to attract and retain quality independent dealers, executive officers and other key personnel;
- competition;
- contingent repurchase and guaranty obligations;
- uncertainties regarding Cavalier's retail financing activities;
- the potential unavailability and price increases for raw materials;
- the potential unavailability of manufactured housing sites;
- regulatory constraints;
- the potential for additional warranty claims;
- litigation;
- the potential volatility in our stock price;
- uncertainty concerning continued listing of our common stock on the New York Stock Exchange;
- currency fluctuations, exchange controls, market disruptions and other effects resulting from the terrorist attacks on September 11, 2001 and actions, including armed conflict by the United States and other governments, in reaction thereto; and
- the commencement of hostilities and armed conflict by the United States in Iraq.

Any or all of our forward-looking statements in this 2002 Annual Report to Stockholders, in our Annual Report on Form 10-K for the year ended December 31, 2002 and in any other public statements we make may turn out to be wrong. These statements may be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Many factors listed above will be important in determining future results. Consequently, no forward-looking statement can be guaranteed. Actual future results may vary materially.

We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our future filings with the Securities and Exchange Commission or in any of our press releases. Also note that, in our Annual Report on Form 10-K, under the heading "Risk Factors," we have provided a discussion of factors that we think could cause our actual results to differ materially from expected and historical results. Other factors besides those listed could also adversely affect Cavalier. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

Consolidated Balance Sheets

(Dollars in thousands except per share amounts)

December 31,	2002	2001
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 34,939	$ 43,256
Accounts receivable, less allowance for losses of $145 (2002) and $625 (2001)	3,353	7,293
Notes and installment contracts receivable - current	6,102	1,708
Inventories	18,287	20,672
Deferred income taxes	1,083	8,075
Income tax receivable	5,738	–
Other current assets	3,118	2,011
Total current assets	72,620	83,015
PROPERTY, PLANT AND EQUIPMENT:		
Land	6,014	6,047
Buildings and improvements	46,693	50,633
Machinery and equipment	40,624	44,185
	93,331	100,865
Less accumulated depreciation and amortization	42,974	41,173
Total property, plant and equipment, net	50,357	59,692
INSTALLMENT CONTRACTS RECEIVABLE, less allowance for credit losses of $859 (2002) and $829 (2001)	4,058	3,232
DEFERRED INCOME TAXES	–	7,787
GOODWILL, less accumulated amortization of $6,968	–	15,468
OTHER ASSETS	3,036	4,922
TOTAL	$ 130,071	$ 174,116
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Current portion of long-term debt	$ 1,347	$ 1,294
Notes payable under retail floor plan agreements	67	2,364
Accounts payable	7,060	8,059
Amounts payable under dealer incentive programs	10,840	17,542
Accrued compensation and related withholdings	8,398	4,260
Accrued insurance	6,961	7,083
Estimated warranties	15,000	11,700
Reserve for repurchase commitments	4,000	3,200
Other accrued expenses	6,601	9,330
Total current liabilities	60,274	64,832
DEFERRED INCOME TAXES	1,083	–
LONG-TERM DEBT	22,643	23,999
OTHER LONG-TERM LIABILITIES	535	5,093
COMMITMENTS AND CONTINGENCIES (Note 10)		
STOCKHOLDERS' EQUITY:		
Series A Junior Participating Preferred Stock, $.01 par value; 200,000 shares authorized, none issued		
Preferred stock, $.01 par value; 300,000 shares authorized, none issued		
Common stock, $.10 par value; 50,000,000 shares authorized, 18,682,944 (2002) and 18,677,651 (2001) shares issued	1,868	1,868
Additional paid-in capital	55,932	55,918
Retained earnings (accumulated deficit)	(8,163)	26,507
Treasury stock, at cost; 1,017,300 (2002 and 2001) shares	(4,101)	(4,101)
Total stockholders' equity	45,536	80,192
TOTAL	$ 130,071	$ 174,116

See notes to consolidated financial statements.

Consolidated Statements of Operations

(Dollars in thousands except per share amounts)

For the Years Ended December 31,	**2002**	2001	2000
REVENUE	**$ 387,257**	$ 363,871	$ 333,112
COST OF SALES	**332,964**	309,656	292,810
SELLING, GENERAL AND ADMINISTRATIVE	**62,649**	66,335	84,566
IMPAIRMENT AND OTHER RELATED CHARGES	**6,064**	1,003	6,975
	401,677	376,994	384,351
OPERATING LOSS	**(14,420)**	(13,123)	(51,239)
OTHER INCOME (EXPENSE):			
Interest expense	**(1,495)**	(1,935)	(2,736)
Other, net	**1,123**	440	1,378
	(372)	(1,495)	(1,358)
LOSS BEFORE INCOME TAXES	**(14,792)**	(14,618)	(52,597)
INCOME TAXES (BENEFIT)	**5,716**	(600)	(19,129)
LOSS BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	**(20,508)**	(14,018)	(33,468)
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE, NET OF TAX BENEFIT OF $1,306	**(14,162)**	–	–
NET LOSS	**$ (34,670)**	$ (14,018)	$ (33,468)
BASIC AND DILUTED LOSS PER SHARE: LOSS BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	**$ (1.16)**	$ (0.80)	$ (1.88)
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	**(0.80)**	–	–
NET LOSS	**$ (1.96)**	$ (0.80)	$ (1.88)
WEIGHTED AVERAGE SHARES OUTSTANDING	**17,664,901**	17,580,499	17,799,505
WEIGHTED AVERAGE SHARES OUTSTANDING, ASSUMING DILUTION	**17,664,901**	17,580,499	17,799,505

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

(Dollars in thousands except per share amounts)

For the Years Ended December 31, 2002, 2001 and 2000	Common Stock	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Treasury Stock	Total
BALANCE, JANUARY 1, 2000	$ 1,827	$ 55,181	$ 75,593	$ (3,210)	$ 129,391
Stock options exercised	1	3	–	–	4
Income tax benefit attributable to exercise of stock options	–	3	–	–	3
Sale of common stock under Employee Stock Purchase Plan	22	196	–	–	218
Sale of common stock under Dividend Reinvestment Plan	–	8	–	–	8
Accrued compensation	–	45	–	–	45
Cash dividends paid ($.09 per share)	–	–	(1,600)	–	(1,600)
Purchase of treasury stock (225,000 shares)	–	–	–	(283)	(283)
Net loss	–	–	(33,468)	–	(33,468)
BALANCE, DECEMBER 31, 2000	1,850	55,436	40,525	(3,493)	94,318
Stock options exercised	–	1	–	–	1
Sale of common stock under Employee Stock Purchase Plan	18	120	–	–	138
Accrued compensation	–	361	–	–	361
Purchase of treasury stock (312,200 shares)	–	–	–	(608)	(608)
Net loss	–	–	(14,018)	–	(14,018)
BALANCE, DECEMBER 31, 2001	1,868	55,918	26,507	(4,101)	80,192
Stock options exercised	**–**	**8**	**–**	**–**	**8**
Income tax benefit attributable to exercise of stock options	**–**	**6**	**–**	**–**	**6**
Net loss	**–**	**–**	**(34,670)**	**–**	**(34,670)**
BALANCE, DECEMBER 31, 2002	**$ 1,868**	**$ 55,932**	**$ (8,163)**	**$ (4,101)**	**$ 45,536**

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(In thousands)

For the Years Ended December 31,	**2002**	2001	2000
OPERATING ACTIVITIES:			
Net loss	**$ (34,670)**	$ (14,018)	$ (33,468)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Cumulative effect of change in accounting principle, net of tax	**14,162**	–	–
Depreciation and amortization	**6,286**	8,174	9,759
Change in provision for credit and accounts receivable losses	**(450)**	(72)	(264)
Gain on sale of installment contracts	**(1,391)**	(1,640)	(2,037)
(Gain) loss on sale of property, plant and equipment	**162**	(355)	(864)
Impairment and other related charges	**6,064**	1,003	6,975
Deferred income taxes	**15,862**	505	(2,660)
Other, net	**(1,751)**	714	411
Changes in assets and liabilities:			
Accounts receivable	**4,420**	(3,821)	6,059
Inventories	**2,385**	718	28,730
Income tax receivable	**(5,738)**	15,052	(12,919)
Accounts payable	**(999)**	(117)	(4,127)
Other assets and liabilities	**(6,196)**	1,160	(5,170)
Net cash provided by (used in) operating activities	**(1,854)**	7,303	(9,575)
INVESTING ACTIVITIES:			
Proceeds from disposition of property, plant and equipment	**1,059**	1,111	3,673
Capital expenditures	**(2,062)**	(3,496)	(3,807)
Net change in notes and installment contracts	**(43,585)**	(33,722)	(57,057)
Proceeds from sale of installment contracts	**39,704**	37,965	62,278
Other investing activities	**2,013**	42	270
Net cash provided by (used in) investing activities	**(2,871)**	1,900	5,357
FINANCING ACTIVITIES:			
Net payments on notes payable	**(2,297)**	(957)	(12,241)
Proceeds from long-term borrowings	**–**	1,250	15,000
Payments on long-term debt	**(1,303)**	(1,165)	(1,129)
Net proceeds from sales of common stock	**–**	138	226
Proceeds from exercise of stock options	**8**	1	4
Cash dividends paid	**–**	–	(1,600)
Purchase of treasury stock	**–**	(608)	(283)
Net cash used in financing activities	**(3,592)**	(1,341)	(23)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**(8,317)**	7,862	(4,241)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	**43,256**	35,394	39,635
CASH AND CASH EQUIVALENTS, END OF YEAR	**$ 34,939**	$ 43,256	$ 35,394

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

(Dollars in thousands except per share amounts)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation - The consolidated financial statements include the accounts of Cavalier Homes, Inc. and its wholly owned and majority-owned subsidiaries (collectively, the "Company"). The Company's minority ownership interests in various joint ventures are accounted for using the equity method and are included in other assets in the accompanying consolidated balance sheets. Intercompany transactions have been eliminated in consolidation. See Note 11 for information related to the Company's business segments.

Nature of Operations - The Company designs and produces manufactured homes which are sold to a network of dealers located primarily in the South Central and South Atlantic regions of the United States. In addition, through its financial services segment, the Company offers retail installment sale financing and related insurance products primarily for manufactured homes sold through the Company's dealer network. The Company's retail segment operates retail sales locations which offer the Company's homes, financing, and insurance products to retail customers.

Accounting Estimates - The Company's consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments - The carrying value of the Company's cash equivalents, accounts receivable, accounts payable and accrued expenses approximates fair value because of the short-term nature of these instruments. Additional information concerning the fair value of other financial instruments is disclosed in Notes 3 and 5.

Cash Equivalents - The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Inventories - Inventories are stated at the lower of cost (first-in, first-out method) or market. Work-in-process and finished goods inventories include an allocation for labor and overhead costs.

Property, Plant and Equipment - Property, plant and equipment is stated at cost and depreciated over the estimated useful lives of the related assets primarily using the straight-line method. Maintenance and repairs are expensed as incurred. In 2001, the Company paid $1,125 to exercise a purchase option on a previously leased facility to a company partially owned by a director of the Company.

Goodwill - Goodwill represents the excess of the purchase price over the fair value of the net assets acquired and was being amortized over the expected periods to be benefited, 15 to 25 years, using the straight-line method. In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets.* Under this pronouncement, goodwill and intangible assets with indefinite lives will no longer be amortized but reviewed at least annually for impairment. The Company adopted SFAS No. 142 effective January 1, 2002. Under the provisions of this statement, the Company recorded a charge of $14,162, net of tax, or $0.80 per diluted share, as a cumulative effect of a change in accounting principle, to eliminate all of its goodwill due to impairment. This charge was recorded in the first quarter of 2002, and the entire amount of goodwill was associated with the Company's home manufacturing unit.

The Company and the manufactured housing industry have been impacted by inventory oversupply at the retail level, an increase in dealer failures, a reduction in available consumer credit and wholesale (dealer) financing for manufactured housing, more restrictive credit standards and increased home repossessions which re-enter home distribution channels. All of these factors have caused the Company to suffer significant losses since the last half of 1999. The fair value of the home manufacturing unit was determined by a third-party valuation specialist, using projections provided by Company management as well as industry and other market data. The fair value of the home manufacturing unit was lower than the carrying value, which required allocation of the fair value to the assets and liabilities of the unit. In this allocation process, various independent parties were used to appraise certain of the Company's manufacturing fixed assets. Additionally, Company management estimated fair value of other assets and liabilities based on assumptions believed to be appropriate to the valuation process. As a result of this fair value allocation process, the Company's goodwill was considered impaired and an adjustment was made during the first quarter of 2002.

The following represents adjusted information as if goodwill had not been amortized under this new statement.

	2002	2001	2000
As adjusted information (SFAS No. 142):			
Net loss as reported	$ (34,670)	$ (14,018)	$ (33,468)
Amortization of goodwill	–	978	1,203
Adjusted loss	$ (34,670)	$ (13,040)	$ (32,265)
Basic and diluted income (loss) per share:			
Net loss as reported	$ (1.96)	$ (0.80)	$ (1.88)
Amortization of goodwill	–	0.06	0.07
Adjusted loss	$ (1.96)	$ (0.74)	$ (1.81)

Impairment of Long-Lived Assets – In accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, the Company evaluates the carrying value of long-lived assets to be held and used when events and circumstances warrant such a review. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flow from such assets is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived assets. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of are determined in a similar manner, except that the fair market values are primarily based on independent appraisals and preliminary or definitive contractual arrangements less costs to dispose.

Revenue Recognition - Sales of manufactured homes to independent dealers are recorded as of the date the home is shipped since title and risk of loss passes to the dealer at that time. All sales are final and without recourse except for the contingency described in Note 10. For Company-owned retail locations, revenue is recorded upon funding and transfer of title to the retail home buyer. Interest income on installment contracts receivable is recognized using the interest method.

Product Warranties - The Company provides the retail home buyer a one-year limited warranty covering defects in material or workmanship in home structure, plumbing and electrical systems. The Company has provided a liability of $15,000 (2002) and $11,700 (2001) for estimated future warranty costs relating to homes sold, based upon management's assessment of historical experience factors and current industry trends. Activity in the liability for product warranty was as follows:

	2002	2001	2000
Balance, beginning of year	$ 11,700	$ 11,800	$ 13,000
Provision for warranty costs	27,765	21,819	27,531
Payments	(24,465)	(21,919)	(28,731)
Balance, end of year	$ 15,000	$ 11,700	$ 11,800

Allowance for Credit Losses on Installment Contracts - The Company has provided an allowance for estimated future credit losses resulting from retail financing activities of CIS Financial Services, Inc. ("CIS"), a wholly owned subsidiary, primarily based upon management's assessment of historical experience and current economic conditions.

Insurance - The Company's workmen's compensation (prior to February 1, 1999, and after April 1, 2001), product liability and general liability (prior to April 1, 2001) insurance coverages were provided under incurred loss, retrospectively rated premium plans. Under these plans, the Company incurs insurance expense based upon various rates applied to current payroll costs and sales. Annually, such insurance expense is adjusted by the carrier for loss experience factors subject to minimum and maximum premium calculations. Refunds or additional premiums are estimated and recorded when sufficiently reliable data is available. The Company's workmen's compensation insurance coverage from February 1999 through March 2001 was provided under a fully insured, large deductible policy, and during 2001, the Company's product liability and general liability insurance coverages were converted to fully insured, large deductible policies.

Net Income (Loss) Per Share - The Company reports two separate net income (loss) per share numbers, basic and diluted. Both are computed by dividing net income (loss) by the weighted average shares outstanding (basic) or weighted average shares outstanding assuming dilution (diluted). All options and warrants in 2002, 2001 and 2000 are excluded due to their antidilutive effect as a result of the Company's net losses. Antidilutive options and warrants (in thousands of shares) were 3,291, 2,734, and 3,050, for 2002, 2001, and 2000, respectively.

Stock Based Compensation Plans - The Company applied Accounting Principles Board Opinion 25, *Accounting for Stock Issued to Employees*, and related interpretations in accounting for its employee and director plans. Accordingly, no compensation expense has been recognized for these plans except where the exercise price was less than fair value on the date of grant. The Company has granted no such options. Had compensation cost been determined based on the fair value at the grant date for awards under these plans consistent with the methodology prescribed under SFAS No. 123, the Company's net loss and net loss per share would approximate the pro forma amounts below. See Note 7 for the assumptions used in the following table:

	2002	2001	2000
Net loss, as reported	**$ (34,670)**	$ (14,018)	$ (33,468)
Less: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	**$ 867**	$ 443	$ 436
Pro forma	**$ (35,537)**	$ (14,461)	$ (33,904)
Basic and diluted loss per share:			
As reported	**$ (1.96)**	$ (0.80)	$ (1.88)
Pro forma	**$ (2.01)**	$ (0.82)	$ (1.90)

Derivative Instruments and Hedging Activities - The Company accounts for derivative and hedging activities in accordance with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, which was adopted by the Company on January 1, 2001. Under SFAS No. 133, derivative instruments are recognized in the balance sheet at fair value and changes in the fair value of such instruments are recognized currently in earnings unless specific hedge accounting criteria are met. At December, 2002 and 2001, the Company had no derivative instruments.

Recently Issued Accounting Pronouncements - In June 2001, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*, which is effective for any exit or disposal activities initiated after December 31, 2002. SFAS No. 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred rather than at the time a company commits to an exit plan. SFAS No. 146 also establishes that the liability initially should be measured and recorded at fair value.

In November 2002, the FASB issued Interpretation ("FIN") No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34.* FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The FIN 45 also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of FIN 45 are applicable to guarantees issued or modified after December 31, 2002 and are not expected to have a material effect on the Company's consolidated financial statements. The disclosure requirements of FIN 45 are effective for financial statements or interim and annual periods ending after December 15, 2002 and are included in the notes to these consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123.* SFAS No. 148 amends SFAS No. 123, *Accounting for Stock-Based Compensation*, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included in the notes to these consolidated financial statements.

Reclassifications - Certain amounts from the prior periods have been reclassified to conform to the 2002 presentation.

Notes to Consolidated Financial Statements

2. IMPAIRMENT AND OTHER RELATED CHARGES

During 2002, the Company adopted SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, which provides that a long-lived asset or asset group that is to be sold shall be classified as "held for sale" if certain criteria are met, including the expectation supported by evidence that the sale will be completed within one year. The Company has idle assets of $19,205 (2002) and $6,406 (2001) recorded at estimated fair value which are comprised primarily of closed home manufacturing facilities which the Company is attempting to sell. Management does not have evidence that it is probable that the sale of these assets will occur within one year, and thus, in accordance with the requirements of SFAS No. 144 such assets are classified as "held and used" and depreciation has continued on these assets. The Company has also reclassified certain idle assets considered "held for sale" in the prior year to "held and used" in the current year as required by the statement. This reclassification did not have a significant impact on the results of operations for the year. The following paragraphs describe impairment and other related charges recorded in the current and prior years on the most significant of these closed facilities.

During 2002, the Company recorded impairment and other related charges of $6,064 ($5,253 after tax or $0.30 per diluted share) in connection with the closing of six home manufacturing facilities. The charge included writedowns of $3,890 for property, plant and equipment, $22 for lease obligations and $2,152 for involuntary termination benefits for 989 employees. Involuntary termination benefits of $682 have been paid as of year-end.

During 2001, the Company recorded impairment and other related charges of $1,003 ($1,003 after tax or $0.06 per diluted share) in connection with the closing of a home manufacturing facility. The charge included writedowns of $332 for property, plant and equipment, $84 for lease obligations and $587 for involuntary termination benefits for 93 employees. During 2002, all termination benefits and lease obligations were paid.

During 2000, the Company recorded impairment and other related charges of $6,975 ($5,183 after tax or $0.29 per diluted share) in connection with the closing of four home manufacturing facilities and Company-owned retail sales centers, the sale of a portion of the Company's insurance and premium finance business, and the disposition of a portion of the Company's supply operations. The charge included writedowns of $2,506 for property, plant and equipment ($1,024 home manufacturing segment and $1,292 retail segment and $190 other segment), $4,082 for goodwill ($2,585 retail segment and $1,497 financial services segment), and $387 for noncompetition agreements and lease obligations ($335 retail segment and $52 other segment). Payments of $47 (2002) and $165 (2001) were made against the reserve for lease obligations.

During 1999, the Company recorded impairment and other related charges of $4,002 ($2,458 after tax or $0.14 per diluted share) in connection with the closing of five home manufacturing facilities. The charge included writedowns of $3,036 for property, plant and equipment and $966 for lease and other obligations. Payments of $69 (2002), $100 (2001), and $619 (2000) were made against the reserve for lease and other obligations.

3. INSTALLMENT CONTRACTS RECEIVABLE

CIS finances retail sales through the purchase of installment contracts primarily from a portion of the Company's dealer network, at fixed interest rates, in the ordinary course of business, and resells a majority of the loans to financial institutions under the terms of retail finance agreements. Standard loan programs require minimum down payments, ranging from 5% to 20% of the purchase price of the home, on all installment contracts based on the creditworthiness of the borrower. In addition, CIS requires the borrower to maintain adequate insurance on the home throughout the life of the contract. Contracts are secured by the home which is subject to repossession by CIS upon default by the borrower.

CIS's portfolio consists of fixed rate contracts with interest rates generally ranging from 9.0% to 15.0% and from 9.0% to 14.0% at December 31, 2002 and 2001, respectively. The average original term of the portfolio was approximately 295 and 298 months at December 31, 2002 and 2001, respectively. CIS enters into agreements to sell, without recourse (provided that the transferred loan was properly originated by the dealer and purchased by CIS), contracts in its portfolio that meet specified credit criteria. Under these agreements, CIS sold $38,313, $36,325, and $60,241 of contracts receivable and realized gains of $1,391, $1,640, and $2,037 for the years ended December 31, 2002, 2001, and 2000, respectively.

At December 31, 2002, scheduled principal payments of installment contracts receivable (including expected sales of contracts receivable in 2003) are as follows:

Year Ending December 31,		
2003	$	6,060
2004		48
2005		53
2006		60
2007		67
Thereafter		4,689
Total	$	10,977

Activity in the allowance for credit losses on installment contracts was as follows:

	2002	2001	2000
Balance, beginning of year	**$ 829**	$ 1,180	$ 1,656
Provision for credit losses	**356**	459	687
Charge-offs, net	**(326)**	(810)	(1,163)
Balance, end of year	**$ 859**	$ 829	$ 1,180

At December 31, 2002 and 2001, the estimated fair value of installment contracts receivable was $11,467 and $4,944, respectively. These fair values were estimated using discounted cash flows and interest rates offered by CIS on similar contracts at such times.

4. INVENTORIES

Inventories consisted of the following:

	2002	2001
Raw materials	**$ 12,006**	$ 13,917
Work-in-process	**1,488**	2,086
Finished goods	**4,793**	4,669
Total	**$ 18,287**	$ 20,672

During 2002, 2001, and 2000, the Company purchased raw materials of approximately $17,231, $15,648, and $11,893, respectively, from joint ventures in which the Company owns a minority interest and from a company in which a stockholder and director of the Company is also a stockholder.

5. CREDIT ARRANGEMENTS

As of December 31, 2002, the Company has a $35,000 revolving and term-loan agreement (the "Credit Facility") with its primary bank, whose president is a director of the Company. The Credit Facility contains a revolving line of credit which provides for borrowings (including letters of credit) of up to $35,000. The amount available under the Credit Facility and applicable interest rates are based on certain levels of tangible net worth, defined as the total of the Company's tangible net worth and treasury stock purchases. At December 31, 2002 and 2001, $15,000 was outstanding under the revolving line of credit. No additional borrowing capacity is available at December 31, 2002. The maturity date of the revolving line of credit is April 2005.

The bank's prime rate and LIBOR rate at December 31, 2002 and 2001 were 4.25% and 4.75%, and 1.38% and 1.88%, respectively. The Company made payments to its lender in the amount of $936 (2002), $1,251 (2001), and $1,001 (2000) for interest, commitment, letter of credit and various bond related fees.

The term-loan agreement contained in the Credit Facility provides for borrowings of up to 80% of the Company's eligible installment sale contracts, up to a maximum of $35,000 (or such lesser amount as may be available). Interest on term notes is fixed for a period of five years from issuance at a rate based on the weekly average yield on five-year treasury securities averaged over the preceding 13 weeks, plus 1.95%, and floats for the remaining two years at a rate (subject to certain limits) equal to the bank's prime rate plus .75%. No amounts were outstanding under the term-loan portion of the Credit Facility at December 31, 2002 and 2001.

The Credit Facility contains certain restrictive and financial covenants, which, among other things, limit the aggregate of dividend payments and purchases of treasury stock, restrict the Company's ability to pledge assets, incur additional indebtedness and make capital expenditures, and requires the Company to maintain certain defined financial ratios. At December 31, 2002, the Company was in violation of certain covenants; however, appropriate waiver letters have been obtained from the lender. Amounts outstanding under the Credit Facility are secured by the accounts receivable and inventories of the Company, loans purchased and originated by CIS, and the capital stock of certain of the Company's consolidated subsidiaries.

On March 18, 2003, the Company received a commitment from its primary lender for a new Credit Facility. The new Credit Facility is comprised of a revolving line of credit which provides for borrowings up to $25,000 and a real estate term loan component that allows for borrowings up to $10,000. This new Credit Facility changes certain financial covenants to be less restrictive and includes a revised borrowing base and interest rate schedule based on various levels of tangible net worth (as defined). The maturity date for the revolving line of credit remains unchanged.

The applicable interest rates under the new facility are based on certain levels of tangible net worth as noted in the following table.

Tangible Net Worth ("TNW")	Interest Rate
Above $77,000	Prime less 0.50%
$77,000 - $65,000	Prime
$65,000 - $58,000	Prime plus 0.25%
$58,000 - $38,000	Prime plus 1.00%
Below $38,000	Prime plus 2.00%

The amount available under the new facility is equal to the lesser of an amount based on defined percentages of accounts receivable and inventories or certain levels of tangible net worth as noted in the following table.

Tangible Net Worth ("TNW")	Credit Facility Available
Above $50,000	30% of TNW
$50,000 - $38,000	$15,000
$38,000 - $23,000	$15,000 to zero (dollar for dollar reduction)

The Company has $67 and $2,364 of notes payable under retail floor plan agreements at December 31, 2002 and 2001, respectively. The notes are collateralized by certain inventories and bear interest ranging from prime to prime plus 2%.

The Company has amounts outstanding under seven Industrial Development Revenue Bond issues ("Bonds") of $8,990 and $10,293 at December 31, 2002 and 2001, respectively. Four of the bond issues bear interest at variable rates ranging from 4.45% to 5.40% and mature at various dates through April 2009. One of the bond issues is payable in equal monthly installments and bears interest at 75% of the prime rate and matures in 2005. One of the bond issues is payable in equal quarterly principal payments with interest payable at 6.75% and matures in 2004. One of the bond issues is payable in annual installments through 2013 with interest payable monthly at a variable rate currently at 1.92% as determined by a remarketing agent. The bonds are collateralized by certain plant facilities.

At December 31, 2002, principal repayment requirements on long-term debt are as follows:

Year Ending December 31,	
2003	$ 1,347
2004	1,543
2005	16,190
2006	1,245
2007	1,300
Thereafter	2,365
Total	23,990
Less current portion	1,347
Long-term debt	$ 22,643

At December 31, 2002 and 2001, the estimated fair value of outstanding borrowings was $24,492 and $25,928. These estimates were determined using rates at which the Company believes it could have obtained similar borrowings at such times.

Cash paid for interest during the years ended December 31, 2002, 2001, and 2000 was $1,576, $1,990, and $2,725, respectively.

6. STOCKHOLDERS' EQUITY

The Company has adopted a Stockholder Rights Plan with the terms and conditions of the plan set forth in a Rights Agreement dated October 23, 1996 between the Company and its Rights Agent. Pursuant to the plan, the Board of Directors of the Company declared a dividend of one Right (as defined in the Rights Agreement) for each share of the Company's outstanding common stock to stockholders of record on November 6, 1996. One right is also associated with each share of the Company's outstanding common stock issued after November 6, 1996, until the Rights become exercisable, are redeemed or expire. The Rights, when exercisable, entitle the holder to purchase a unit equal to 0.80 one-hundredth share of Series A Junior Participating Preferred Stock, par value $.01, at a purchase price of $80 per unit. Upon certain events relating to the acquisition of, or right to acquire, beneficial ownership of 20% or more of the Company's outstanding common stock by a third party, or a change in control of the Company, the Rights entitle the holder to acquire, after the Rights are no longer redeemable by the Company, shares of common stock of the Company (or, in certain cases, securities of an acquiring person) for each Right held at a significant discount. The Rights will expire on November 6, 2006, unless redeemed earlier by the Company at $.01 per Right under certain circumstances.

Pursuant to a common stock repurchase program approved by the Company's Board of Directors, a total of 3,168,800 shares has been purchased at a cost of $24,842. The Company retired 2,151,500 of these shares at December 31, 1999, with the remaining shares being recorded as treasury stock. At December 31, 2002, the Company has authority under the program to acquire up to 831,200 additional shares.

7. INCENTIVE PLANS

- The Company has a Key Employee Stock Incentive Plan (the "1996 Plan") which provides for the granting of both incentive and non-qualified stock options. Additionally, the 1996 Plan provides for stock appreciation rights and awards of both restricted stock and performance shares. Options are granted at prices and terms determined by the compensation committee of the Board of Directors. Options granted under the 1996 Plan are generally exercisable six months after the grant date and expire ten years from the date of grant. Shares authorized for grant under this plan totalled 2,842,342 at December 31, 2002.
- The Company also has a Non-employee Director Plan under which 625,000 shares of the Company's common stock were reserved for grant to non-employee directors at fair market value on the date of such grant. Options are granted upon the director's initial election and automatically on an annual basis thereafter. Options granted under the plan are generally exercisable six months after the grant date and expire ten years from the date of grant.
- The Company has an Employee Stock Purchase Plan under which 625,000 shares of the Company's common stock may be issued to eligible employees at a price equal to the lesser of 85% of the market price of the stock as of the first or last day of the payment periods (as defined). Employees may elect to have a portion of their compensation withheld, subject to certain limits, to purchase the Company's common stock. As of December 31, 2002 and 2001, all 625,000 shares available were issued to eligible employees.
- Effective December 31, 2002, the Company cancelled its Deferred Compensation and Flexible Option Plan (the "Deferred Plan") which provided for deferral of a portion of certain key employees' earnings plus a Company match. Upon the occurrence of a distributable event, the employee received the greater of cash at a fixed annual return or shares of the Company's common stock credited to his account valued at fair market value. The Company funded benefits under the Deferred Plan through cash contributions and through the issuance of a stock option to a trust at an exercise price equal to fair market value on the date of the grant. Under the Deferred Plan, there were 500,000 shares of Company common stock available for issuance. At December 31, 2002, the Company had recorded plan investments of $2,209 and a deferred compensation liability of $3,110. The unfunded liability will be paid using unallocated cash.

Compensation expense recorded in connection with these plans for the years ended December 31, 2002, 2001 and 2000 was not material.

The Company has a Dividend Reinvestment Plan which provides for 500,000 shares to be purchased by participants in the Plan by reinvesting the cash dividends on all, or part, of their shares. The price of the shares purchased through the Plan is the higher of 95% of the average daily high and low sale prices of the Company's common stock on the four trading days including and preceding the Investment Date (as defined in the Plan) or 95% of the average high and low sales prices on the Investment Date. The fair value of options granted were estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2002	2001	2000
Dividend yield	**0.00%**	0.00%	0.10%
Expected volatility	**59.46%**	56.05%	42.87%
Risk free interest rate	**4.56%**	4.64%	6.57%
Expected lives	**6.8 years**	5.6 years	6.2 years

The pro forma disclosure, as required by SFAS No. 123 and SFAS No. 148, is presented in tabular format in Note 1.

The effects of applying SFAS No. 123 in this pro forma disclosure may not be indicative of future amounts, and additional awards in future years are anticipated.

With respect to options exercised, the income tax benefits resulting from compensation expense allowable under federal income tax regulations in excess of the expense (benefit) reflected in the Company's financial statements have been credited to additional paid-in capital. These benefits, which totaled $6 (2002), $0 (2001), and $3 (2000), represent a noncash financing transaction for purposes of the consolidated statements of cash flows.

Information regarding all of the Company's stock option plans is summarized below:

	Shares	Weighted Average Exercise Price	Weighted Average Fair Value At Grant Date
Outstanding at January 1, 2000	2,795,403	$ 10.20	
Granted at fair value	343,048	3.73	$ 1.86
Exercised	(7,071)	0.55	
Cancelled	(454,111)	10.20	
Outstanding at December 31, 2000	2,677,269	$9.40	
Granted at fair value	330,663	2.90	$ 1.58
Exercised	(1,610)	0.55	
Cancelled	(218,233)	11.27	
Outstanding at December 31, 2001	2,788,089	$ 8.49	
Granted at fair value	665,354	3.22	$ 1.89
Exercised	(5,293)	1.48	
Cancelled	(563,889)	5.90	
Outstanding at December 31, 2002	2,884,261	$ 7.79	
Options exercisable at December 31, 2002	2,884,261	$ 7.79	
Options exercisable at December 31, 2001	2,494,114	$ 9.13	
Options exercisable at December 31, 2000	2,656,869	$ 9.46	

Stock options available for future grants at December 31, 2002 were 613,950 under all of the Company's various stock option plans.

The following table summarizes information concerning stock options outstanding at December 31, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.81 - $4.64	1,241,196	7.32	$ 3.48	1,241,196	$ 3.48
$9.40 - $10.00	259,189	5.11	9.71	259,189	9.71
$10.19 - $11.00	1,126,476	4.53	10.45	1,126,476	10.45
$11.75 - $16.60	257,400	3.48	15.02	257,400	15.02
$0.81 - $16.60	2,884,261	5.69	$ 7.79	2,884,261	$ 7.79

8. INCOME TAXES

Provision (benefit) for income taxes consist of:

	2002	2001	2000
Current:			
Federal	**$ (10,166)**	$ (505)	$ (16,469)
State	**20**	(600)	–
	(10,146)	(1,105)	(16,469)
Deferred:			
Federal	**11,618**	446	(2,353)
State	**4,244**	59	(307)
	15,862	505	(2,660)
Income taxes (benefit)	**5,716**	(600)	(19,129)
Income tax benefit - change in accounting principle	**(1,306)**	–	–
Total	**$ 4,410**	$ (600)	$ (19,129)

Effective March 9, 2002, the Jobs Creation and Workers' Assistance Act was passed which enabled the Company to carryback net operating losses five years instead of two years as under the previous law. Due to the change in law, the Company received a refund of $4,634 and received an additional refund of approximately $6,400 in 2003. Both refunds have been reflected in the current income tax provision and benefit related to the change in accounting principle for the year ended December 31, 2002.

Total income tax expense (benefit) for 2002, 2001, and 2000, is different from the amount that would be computed by applying the expected federal income tax rate of 35% to income (loss) before income taxes. The reasons for this difference are as follows:

	2002	2001	2000
Income tax (benefit) at expected federal income tax rate	$ (9,199)	$ (5,117)	$ (18,409)
State income taxes, net of federal tax effect	3,455	(178)	(1,439)
Valuation allowance	11,672	4,310	500
Non-deductible operating expenses	212	385	219
Goodwill	4,210	–	–
Additional refunds attributable to 2001 due to law change	(4,634)	–	–
Total	$ 5,716	$ (600)	$ (19,129)

In the fourth quarter of 2002, the Company increased its valuation allowance against net deferred income tax assets by $11,672 to $18,555 in accordance with the requirements of SFAS No. 109, *Accounting for Income Taxes.* Realization of the deferred tax assets (net of recorded valuation allowances) is largely dependent upon future profitable operations and future reversals of existing taxable temporary differences. Because the Company has operated at a loss in its three most recent calendar years and because it believes difficult competitive and economic conditions may continue for the foreseeable future, the Company believes that under the standards of FAS No. 109 it is not appropriate to record income tax benefits in excess of anticipated refunds of taxes previously paid. The valuation allowance may be reversed to income in future periods to the extent that the related deferred income tax assets are realized as a reduction of taxes otherwise payable on any future earnings or the valuation allowances are otherwise no longer required.

Deferred tax assets and liabilities are based on the expected future tax consequences of temporary differences between the book and tax bases of assets and liabilities. The approximate tax effects of temporary differences at December 31, 2002 and 2001 were as follows:

	2002	2001
	Assets (Liabilities)	
Current differences:		
Warranty expense	$ 5,247	$ 4,031
Inventory capitalization	695	885
Allowance for losses on receivables	390	1,024
Accrued expenses	3,889	4,755
Repurchase commitments	1,584	1,203
Deferred gain	186	(332)
Other	14	13
	12,005	11,579
Less valuation allowance	10,922	3,504
Total	$ 1,083	$ 8,075
Noncurrent differences:		
Depreciation and basis differential of acquired assets	$ 809	$ (128)
Net operating loss and other carryforwards	4,616	8,756
Goodwill	363	537
Capital loss carryforward	–	576
Merger related expenses	–	252
Other	762	1,173
	6,550	11,166
Less valuation allowance	7,633	3,379
Total	$ (1,083)	$ 7,787

At December 31, 2002, the Company had federal and state net operating loss carryforwards of $938 and $76,565, respectively. The net operating loss carryforwards will expire as follows:

	Federal	State
2010	$ 848	–
2018	–	$ 367
2019	–	630
2020	–	43,813
2021	–	11,795
2022	90	19,960

The federal income tax returns for the calendar years ended 1998 through 2001 are currently under examination. While the Company cannot predict the final outcome of this examination, management believes that such outcome will not have a material adverse effect on the Company's consolidated financial condition, results of operations or cash flows.

Net cash paid (received) for income taxes for the years ended December 31, 2002, 2001, and 2000 was $(4,820), $(17,057), and $(3,553), respectively.

9. EMPLOYEE BENEFIT PLANS

The Company has self-funded group medical plans which are administered by third party administrators. The medical plans have reinsurance coverage limiting liability for any individual employee loss to a maximum of $100, with an aggregate limit of losses in any one year based on the number of covered employees. Incurred claims identified under the Company's incident reporting system and incurred but not reported claims are funded or accrued based on estimates that incorporate the Company's past experience, as well as other considerations such as the nature of each claim or incident, relevant trend factors and advice from consulting actuaries. The Company has established self-insurance trust funds for payment of claims and makes deposits to the trust funds in amounts determined by consulting actuaries. The cost of these plans to the Company was $4,771, $4,334, and $5,467, for years ended December 31, 2002, 2001, and 2000, respectively.

The Company sponsors an employee 401(k) retirement plan covering all employees who meet participation requirements. Employee contributions are limited to a percentage of compensation as defined in the plan. The amount of the Company's matching contribution is discretionary as determined by the Board of Directors. Company contributions amounted to $546, $591, and $736, for the years ended December 31, 2002, 2001, and 2000, respectively.

10. COMMITMENTS AND CONTINGENCIES

Operating Leases:

Two of the Company's manufacturing facilities were leased under separate operating lease agreements with companies partially owned by certain officers, directors or stockholders of the Company. One related lease was terminated in April 2000 with a one-time cancellation payment of $150 made to the lessor. The other related lease contained a purchase option that was exercised in 2001 for $1,125 using proceeds from an industrial development bond issue.

Additionally, the Company is obligated under various operating lease agreements with varying monthly payments and expiration dates through March 2006. Total rent expense under operating leases was $83, $292, and $1,131, for the years ended December 31, 2002, 2001, and 2000, respectively, including rents paid to related parties of $0 (2002), $36 (2001), and $377 (2000).

Future minimum rents payable under operating leases that have initial or remaining noncancelable lease terms in excess of one year at December 31, 2002 are not significant.

Contingent Liabilities and Other:

a. The Company is contingently liable under terms of repurchase agreements with financial institutions providing inventory financing for retailers of its products. These arrangements, which are customary in the industry, provide for the repurchase of products sold to retailers in the event of default by the retailer. The risk of loss under these agreements is spread over numerous retailers. The price the Company is obligated to pay generally declines over the period of the agreement (generally 18 months) and is further reduced by the resale value of repurchased homes. The maximum amount for which the Company is contingently liable under such agreements approximated $127,000 at December 31, 2002. The Company has a reserve for repurchase commitments of $4,000 (2002) and $3,200 (2001) based on prior experience and market conditions. Activity in the reserve for repurchase commitments was as follows:

	2002	2001	2000
Balance, beginning of year	**$ 3,200**	$ 4,100	$ 3,330
Provisions for losses on inventory repurchases, net	**2,347**	1,848	9,414
Payments	**(1,547)**	(2,748)	(8,644)
Balance, end of year	**$ 4,000**	$ 3,200	$ 4,100

b. Under the insurance plans described in Note 1, the Company was contingently liable at December 31, 2002 for future retrospective premium adjustments up to a maximum of approximately $18,149 in the event that additional losses are reported related to prior years.

c. The Company is engaged in various legal proceedings that are incidental to and arise in the course of its business. Certain of the cases filed against the Company and other companies engaged in businesses similar to the Company allege, among other things, breach of contract and warranty, product liability, personal injury and fraudulent, deceptive or collusive practices in connection with their businesses. These kinds of suits are typical of suits that have been filed in recent years, and they sometimes seek certification as class actions, the imposition of large amounts of compensatory and punitive damages and trials by jury. Legal fees associated with these lawsuits are accrued at the time such cases are identified. In the opinion of management, the ultimate liability, if any, with respect to the proceedings in which the Company is currently involved is not presently expected to have a material adverse effect on the Company. However, the potential exists for unanticipated material adverse judgments against the Company. The Company used the services of a law firm in which a partner is also a director of the Company. The Company paid legal fees to this firm of $138 (2002), $170 (2001), and $201 (2000).

d. The Company and certain of its equity partners have guaranteed certain debt for companies in which the Company owns various equity interests. The guarantees are limited to various percentages of the outstanding debt up to a maximum aggregate guaranty of $2,805. At December 31, 2002, $4,205 of debt was outstanding under the various guarantees, of which the Company had guaranteed $1,444.

e. The Company has provided letters of credit totaling $4,223 as of December 31, 2002, to providers of certain of its insurance policies. While the current letters of credit have a finite life, they are subject to renewal at different amounts based on the requirements of the insurance carriers. The Company has recorded insurance expense based on anticipated losses related to these policies.

11. SEGMENT INFORMATION

The Company's reportable segments are organized around products and services. Through its Home manufacturing segment, the Company's ten divisions, which are aggregated for reporting purposes, design and manufacture homes which are sold in the United States to a network of dealers which includes Company owned retail locations. Through its financial services segment, the Company offers retail installment sale financing and related insurance products for manufactured homes sold through the Company's dealer network. The Company's retail segment is comprised of company owned retail lots that derive their revenues from home sales to individuals. Included in the "other" category are primarily supply companies who sell their products to the manufacturing segment of the Company as well as other manufacturers. The accounting policies of the segments are the same as those described in the summary of significant accounting policies except that intercompany profits, transactions and balances have not been eliminated. The Company's determination of segment operating profit does not reflect other income (expenses) or income taxes (benefit).

Notes to Consolidated Financial Statements

	2002	2001	2000
Gross revenue:			
Home manufacturing	**$ 380,433**	$ 352,431	$ 311,531
Financial services	**2,690**	3,088	4,878
Retail	**7,908**	6,968	16,842
Other	**41,443**	28,966	29,261
Gross revenue	**432,474**	391,453	362,512
Intersegment revenue:			
Home manufacturing	**6,160**	4,196	5,292
Financial services	**–**	–	–
Retail	**–**	–	–
Other	**39,057**	23,386	24,108
Intersegment revenue	**45,217**	27,582	29,400
Revenue from external customers:			
Home manufacturing	**374,273**	348,235	306,239
Financial services	**2,690**	3,088	4,878
Retail	**7,908**	6,968	16,842
Other	**2,386**	5,580	5,153
Total revenue	**$ 387,257**	$ 363,871	$ 333,112
Operating profit (loss):			
Home manufacturing	**$ (12,917)**	$ (7,997)	$ (32,158)
Financial services	**(22)**	211	(1,265)
Retail	**(222)**	(31)	(9,544)
Other	**4,716**	2,330	(1,843)
Elimination	**(45)**	(64)	1,507
Segment operating loss	**(8,490)**	(5,551)	(43,303)
General corporate	**(5,930)**	(7,572)	(7,936)
Operating loss	**$ (14,420)**	$ (13,123)	$ (51,239)
Depreciation and amortization:			
Home manufacturing	**$ 4,658**	$ 6,427	$ 7,370
Financial services	**63**	118	294
Retail	**41**	24	327
Other	**522**	463	548
Segment depreciation and amortization	**5,284**	7,032	8,539
General corporate	**1,002**	1,142	1,220
Total depreciation and amortization	**$ 6,286**	$ 8,174	$ 9,759
Capital expenditures:			
Home manufacturing	**$ 1,186**	$ 1,501	$ 3,289
Financial services	**107**	20	86
Retail	**–**	–	11
Other	**682**	1,947	159
Segment capital expenditures	**1,975**	3,468	3,545
General corporate	**87**	28	262
Total capital expenditures	**$ 2,062**	$ 3,496	$ 3,807
Identifiable assets:			
Home manufacturing	**$ 70,397**	$ 109,429	
Financial services	**12,497**	12,387	
Retail	**6,458**	5,566	
Other	**10,257**	11,709	
Segment identifiable assets	**99,609**	139,091	
General corporate	**30,462**	35,025	
Total assets	**$ 130,071**	$ 174,116	

Notes to Consolidated Financial Statements

The Financial services segment's operating profit includes net interest income of $981, $1,197, and $1,223, and gains from the sale of installment contracts of $1,391, $1,640, and $2,037, for the years ended December 31, 2002, 2001, and 2000, respectively.

Identifiable assets for the General corporate category include $2,159, $2,017, and $1,768, of investment in equity method investees at December 31, 2002, 2001, and 2000, respectively. General corporate operating income includes equity in the net income (loss) of investees accounted for by the equity method of $384, $(485), and $(243), for the years ended December 31, 2002, 2001, and 2000, respectively.

Independent Auditors' Report

To the Board of Directors and Stockholders
of Cavalier Homes, Inc.:

We have audited the accompanying consolidated balance sheets of Cavalier Homes, Inc. and subsidiaries ("the Company") as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Cavalier Homes, Inc. and subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, effective January 1, 2002, the Company changed its method of accounting for goodwill to conform to Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets.*



Birmingham, Alabama
March 18, 2003

Quarterly Statistics Comparison of Operating Results

(Unaudited) (Dollars in thousands except per share amounts)

2002	**First Quarter**	**Second Quarter**	**Third Quarter**	**Fourth Quarter**	**Total**
Revenue:					
Home manufacturing	**$ 91,988**	**$ 103,123**	**$ 95,108**	**$ 84,054**	**$ 374,273**
Financial services	**432**	**715**	**755**	**788**	**2,690**
Retail	**1,589**	**2,030**	**2,335**	**1,954**	**7,908**
Other	**904**	**775**	**495**	**212**	**2,386**
Total revenue	**94,913**	**106,643**	**98,693**	**87,008**	**387,257**
Gross profit	**13,330**	**14,879**	**15,795**	**10,289**	**54,293**
Net income (loss)	**(13,036)** [c]	**116**	**(762)**	**(20,988)** [b][d]	**(34,670)** [b][c][d]
Basic net income (loss) per share [a]	**0.06** [c]	**0.01**	**(0.04)**	**(1.19)** [b][d]	**(1.16)** [b][c][d]
Diluted net income (loss) per share [a]	**(0.74)** [c]	**0.01**	**(0.04)**	**(1.19)** [b][d]	**(1.96)** [b][c][d]

2001	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Revenue:					
Home manufacturing	$ 55,563	$ 90,332	$ 97,118	$ 105,222	$ 348,235
Financial services	695	785	724	884	3,088
Retail	1,642	1,751	1,790	1,785	6,968
Other	1,278	1,469	1,313	1,520	5,580
Total revenue	59,178	94,337	100,945	109,411	363,871
Gross profit	5,023	12,044	16,567	20,581	54,215
Net income (loss)	(10,258)	(4,613)	(397)	1,250 [e]	(14,018) [e]
Basic net income (loss) per share [a]	(0.59)	(0.26)	(0.02)	0.07 [e]	(0.80) [e]
Diluted net income (loss) per share [a]	(0.59)	(0.26)	(0.02)	0.07 [e]	(0.80) [e]

[a] *The sum of quarterly amounts may not equal the annual amounts due to rounding.*

[b] *Includes impairment and other related charges of $6,064 ($5,253 net of taxes, or $0.30 per share basic and diluted) recorded in connection with closing six home manufacturing facilities.*

[c] *Includes cumulative effect of change in accounting principle of $14,162, net of tax of $1,306, or $0.80 per share, basic and diluted, to eliminate all goodwill due to impairment.*

[d] *Includes increase in deferred tax asset valuation allowance of $11,672 in accordance with SFAS No. 109.*

[e] *Includes impairment and other related charges of $1,003 ($1,003 net of taxes, or $.06 per share basic and diluted) recorded in connection with closing one home manufacturing facility.*

Certain amounts from the prior periods have been reclassified to conform to the 2002 presentation.

Directors and Officers

Board of Directors

John W. Allison
President
Capital Buyers, Inc.
Conway, Arkansas
Director since 2000

Thomas A. Broughton, III
President
First Commercial Bank
Birmingham, Alabama
Director since 1986

Barry Donnell
Chairman
Cavalier Homes, Inc.
Wichita Falls, Texas
Director since 1986

Lee Roy Jordan
President
Lee Roy Jordan Redwood Lumber Co., Inc.
Dallas, Texas
Director since 1993

A. Douglas Jumper, Sr.
President
S & J Steel Builders, Inc.
Booneville, Mississippi
Director since 1997

Mike Kennedy
Senior Vice President
Home Repair Service Division
of Cavalier Home Builders, LLC
Hamilton, Alabama
Director since 1997

John W Lowe
Partner
Law Firm of Lowe, Mobley & Lowe
Haleyville, Alabama
Director since 1984

Gerald W. Moore
Certified Public Accountant
Birmingham, Alabama
Director since 1996

Michael R. Murphy
Chief Financial Officer
Cavalier Homes, Inc.
Addison, Alabama
Director since 1997

David A. Roberson
President and Chief Executive Officer
Cavalier Homes, Inc.
Addison, Alabama
Director since 1996

Officers

Barry Donnell
Chairman

David A. Roberson
President and Chief Executive Officer

Gregory A. Brown
Chief Operating Officer

Michael R. Murphy
Chief Financial Officer

Corporate Information

CORPORATE ADDRESS
Highway 41 North and 32 Wilson Boulevard 100
Post Office Box 540
Addison, Alabama 35540
(256) 747-9800 / Fax (256) 747-3044

COMMON STOCK LISTING
New York Stock Exchange
Symbol CAV

WEBSITE
cavhomesinc.com

INDEPENDENT AUDITORS
Deloitte & Touche LLP
Birmingham, Alabama

SECURITIES COUNSEL
Bradley Arant Rose & White LLP
Birmingham, Alabama

GENERAL COUNSEL
Lowe, Mobley & Lowe
Haleyville, Alabama

TRANSFER AGENT AND REGISTRAR
Chase Mellon Shareholder Services, LLC
Overpeck Centre
85 Challenger Road
Ridgefield Park, New Jersey 07660

ANNUAL REPORT ON FORM 10-K
The Company will provide, without charge, a copy of its Annual Report on Form 10-K as filed with the Securities and Exchange Commission upon receipt of a written request. This request should be addressed to Cavalier Homes, Inc., Investor Relations, P.O. Box 540, Addison, Alabama 35540.

ANNUAL MEETING
The 2003 annual meeting of stockholders is currently scheduled to be held at The Summit Club in Birmingham, Alabama at 10:00 a.m. Central Daylight Time on Thursday, May 22, 2003.

STOCK MARKET INFORMATION
On March 24, 2003, the Company had approximately 3,800 record and beneficial holders of its common stock, including beneficial owners holding shares in nominee or "street" name. The information below sets forth the range of the high and low closing stock prices reported by the New York Stock Exchange for the past two years:

Quarter	High	Low
2001		
First	$ 2.50	$ 0.94
Second	$ 3.50	$ 2.12
Third	$ 3.12	$ 1.51
Fourth	$ 3.17	$ 2.00
2002		
First	**$ 4.20**	**$ 3.08**
Second	**$ 4.10**	**$ 3.25**
Third	**$ 3.50**	**$ 1.90**
Fourth	**$ 2.35**	**$ 1.68**

The Company currently does not pay cash dividends on its common stock. See Note 5 to Consolidated Financial Statements for restrictions on dividend payments.

Subsidiaries and Divisions

HOME MANUFACTURING

Central Region
Barry Mixon, Region President

Addison Division
of Cavalier Home Builders, LLC
Addison, Alabama (2 facilities)
(256) 747-1575 / Fax (256) 747-2962
Scotty Pickle, Division General Manager and Controller

Hamilton Division
of Cavalier Home Builders, LLC
Hamilton, Alabama
(205) 921-3135 / Fax (205) 921-7390
Dale Gilliland, Division General Manager

Eastern Region
Jeff Mooring, Region President

Millen Division
of Cavalier Home Builders, LLC
Millen, Georgia (2 facilities)
(478) 982-4000 / Fax (478) 982-2992
Mike Birdwell, Division General Manager

Nashville Division
of Cavalier Home Builders, LLC
Nashville, North Carolina
(252) 459-7026 / Fax (252) 459-7529
Dick Kluttz, Division General Manager and Controller

Western Region
Michael Terrian, Region President

Fort Worth Division
of Cavalier Home Builders, LLC
Fort Worth, Texas (1 facility)
(817) 740-9030 / Fax (817) 740-1617

Shippenville Division
of Cavalier Home Builders, LLC
Shippenville, Pennsylvania
(814) 226-6822 / Fax (814) 226-6827
Tom Tyree, Division General Manager

Home Repair Service Division
of Cavalier Home Builders, LLC
Hamilton, Alabama
(866) 518-4789 / Fax (205) 921-6509
Ronnie Emerson, President

COMPONENT MANUFACTURING

Carl James, Group President
(205) 485-2447 / Fax (205) 485-2677

Quality Housing Supply, LLC
Hamilton, Alabama
(205) 921-2880 / Fax (205) 921-5400
Jay Godsey, President

Ridge Crest
a Division of Ridge Pointe Manufacturing, LLC
Haleyville, Alabama
(205) 485-2447 / Fax (205) 485-2677
Jerry Perkins, President

Ridge Pointe Manufacturing, LLC
Haleyville, Alabama
(205) 486-6484 / Fax (205) 486-1629
Jerry Perkins, President

FINANCIAL SERVICES

C I S Financial Services, Inc.
Hamilton, Alabama
(205) 921-4814 / Fax (205) 921-4965
Paula Reeves, President
www.cisfn.com

CORPORATE SERVICES

Jerry F. Wilson, Jr.
Chief Information Officer
(205) 320-2899

June M. Martin
Corporate Controller
(256) 747-9874 / Fax (256) 747-3044

David Hopper
Director of Human Resources
(256) 747-9806 / Fax (256) 747-3044

Rick Romine
Director of Purchasing
(256) 747-9830 / Fax (256) 747-3044

Jerry A. Haynes
Director of National Marketing
(256) 747-9817 / Fax (256) 747-3044

Robert Blake
Corporate Risk Manager
(256) 747-9882 / Fax (256) 747-3044


CAV
Listed
NYSE
THE NEW YORK STOCK EXCHANGE

CAVALIER HOMES, INC.
HIGHWAY 41 NORTH AND 32 WILSON BOULEVARD 100
POST OFFICE BOX 540 ~ ADDISON, ALABAMA 35540
256.747.9800 ~ 256.747.3044 FAX
WWW.CAVHOMESINC.COM